Exhibit 99.1

CANADA GOOSE HOLDINGS INC.

NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

OF CANADA GOOSE HOLDINGS INC.

TO BE HELD ON AUGUST 10, 2018

AND

MANAGEMENT INFORMATION CIRCULAR

OF CANADA GOOSE HOLDINGS INC.

CANADA GOOSE HOLDINGS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of Canada Goose Holdings Inc. (the “Company”) will be held at 10:00 a.m. (Eastern time) on August 10, 2018, to consider and take action on the following matters:

(1)	to receive the audited annual consolidated financial statements of the Company for the fiscal year ended March 31, 2018, together with the notes thereto and the independent auditor’s report thereon;

(2)	to elect the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;

(3)	to appoint the auditor of the Company and authorize the Board of Directors to fix their remuneration; and

(4)	to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of the Company and management as well as other shareholders. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend and participate at the Meeting online at web.lumiagm.com/224647657. Non-registered shareholders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to attend or participate at the Meeting.

As a shareholder of the Company, it is very important that you read the management information circular of the Company dated June 29, 2018 (the “Circular”) and other Meeting materials carefully. They contain important information with respect to voting your Shares and attending and participating to the Meeting. As permitted by Canadian securities regulators, the Company is using notice-and-access to deliver the Circular to shareholders. This means that the Circular is being posted online to access, rather than being mailed out. Notice-and-access substantially reduces the Company’s printing and mailing costs and is environmentally friendly as it reduces paper and energy consumption. The audited annual consolidated financial statements of the Company for the fiscal year ended March 31, 2018, together with the notes thereto, the independent auditor’s report thereon and the

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related management’s discussion and analysis are available on SEDAR at www.sedar.com. Shareholders will still receive a form of proxy or a voting instruction form in the mail so they can vote their shares but, instead of receiving a paper copy of the Circular, they will receive a notice with information about how they can access the Circular electronically and how to request a paper copy.

The Board of Directors has fixed the close of business on June 27, 2018 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

A shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Shares, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Without a Username, proxyholders will not be able to vote at the Meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/CanadaGoose and provide Computershare Investor Services Inc. (“Computershare”) with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Proxies must be deposited with Computershare no later than 10:00 a.m. (Eastern time) on August 8, 2018, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays). The Company reserves the right to accept late proxies and to waive the proxy cut-off, with or without notice. Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

Dated at Toronto, Ontario, this 29th day of June, 2018.

By order of the Board of Directors,

Dani Reiss

President & Chief Executive Officer

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CANADA GOOSE HOLDINGS INC.

MANAGEMENT INFORMATION CIRCULAR

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GENERAL INFORMATION

This management information circular (the “Circular”) is furnished in connection with the solicitation by management of Canada Goose Holdings Inc. (the “Company”) of proxies for use at the annual meeting of shareholders of the Company (the “Meeting”) to be held on August 10, 2018 at 10:00 a.m. (Eastern time), or any postponements or adjournments thereof, for the purposes set forth in the accompanying notice of annual meeting of shareholders (the “Notice of Meeting”).

The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the Meeting online is provided below.

Unless otherwise noted or the context otherwise requires, all information provided in this Circular is given as at June 29, 2018 and references to the “Company” and “Canada Goose” refer to Canada Goose Holdings Inc., its direct and indirect subsidiaries, predecessors and other entities controlled by them. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to Canadian dollars. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding.

The Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2018 (“Fiscal 2018”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and are presented in thousands of Canadian dollars, except where otherwise indicated. However, certain financial measures contained in this Circular are non-IFRS measures. Additional information relating to non-IFRS measures can be found in the section entitled “Non-IFRS Financial Measures” of the Company’s Annual Report on Form 20-F in respect of Fiscal 2018, as amended (the “Annual Report”), available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

No person has been authorized to give any information or to make any representation in connection with any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Forward-Looking Statements

Certain statements in this Circular constitute forward-looking statements. The words “scheduled”, “may”, “will”, “would”, “should”, “could”, “expects”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results or affairs to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of our Annual Report (which, for purposes of applicable Canadian securities laws, constitutes the Company’s Annual Information Form). Although these factors are not intended to represent a complete list of the factors that could affect the Company, they should be considered carefully. The forward-looking statements contained in this Circular are made as of the date of

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this Circular, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement. We caution investors not to rely on the forward-looking statements contained in this Circular when making an investment decision in our securities. You are encouraged to read our filings with the Securities and Exchange Commission (the “SEC”) available at www.sec.gov and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. The forward-looking statements in this Circular speak only as of the date of this Circular, and we undertake no obligation to update or revise any of these statements. Please also refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report for additional details with respect to forward-looking statements.

Voting Information

The following questions and answers provide guidance on how to vote your subordinate voting shares (the “Subordinate Voting Shares”) and/or multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of the Company.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited by telephone, over the Internet, in writing or in person, by directors, officers or employees of the Company and its subsidiaries who will receive no other compensation therefor other than their regular remuneration. The Company may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for the costs incurred in sending proxy materials to their principals in order to obtain their proxies. Such costs are expected to be nominal.

Who can vote?

Only holders of record of Subordinate Voting Shares and/or Multiple Voting Shares as of the close of business on June 27, 2018 (the “Record Date”) are entitled to receive notice of, and to vote, at the Meeting or any postponement or adjournment thereof, and no person becoming a shareholder after the Record Date shall be entitled to receive notice of, and to vote, at the Meeting or any postponement or adjournment thereof. The failure of any shareholder to receive notice of the Meeting does not deprive the shareholder of the right to vote at the Meeting.

What will I be voting on?

Shareholders will be voting:

•	to elect the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;

•	to appoint the auditor of the Company and authorize the Board of Directors to fix their remuneration; and

•	to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

How will these matters be decided at the Meeting?

A simple majority of the votes cast at the Meeting, will constitute approval of each of the matters specified in this Circular.

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For details regarding the Company’s majority voting policy with respect to the election of directors, see “Disclosure of Corporate Governance Practices – Majority Voting Policy”.

What is the necessary quorum for the Meeting?

A quorum for meetings of shareholders is present if shareholders who, in the aggregate, hold at least twenty-five percent (25%) of the issued shares plus at least a majority of Multiple Voting Shares entitled to vote at the meeting are present or represented by proxy.

How many votes do I have?

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the Multiple Voting Shares.

Each Multiple Voting Share carries the right to ten votes and each Subordinate Voting Share carries the right to one vote. In the aggregate, all of the voting rights associated with the Subordinate Voting Shares represented, as at June 29, 2018, approximately 7.30% of the voting rights attached to all of the issued and outstanding Shares.

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder (as such term is defined in the Company’s articles), such holder, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert all of the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.

In addition, all Multiple Voting Shares held by the Bain Group Permitted Holders (as such term is defined in the Company’s articles) will convert automatically, without any further action, into Subordinate Voting Shares at such time as the Bain Group Permitted Holders that hold Multiple Voting Shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 15% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation) and all Multiple Voting Shares held by the Reiss Group Permitted Holders (as such term is defined in the Company’s articles) will convert automatically, without any further action, into Subordinate Voting Shares at such time that is the earlier to occur of the following: (i) the Reiss Group Permitted Holders that hold Multiple Voting Shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 15% of the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation) and (ii) Dani Reiss is no longer serving as a director of the Company or in a senior management position with the Company.

Under applicable Canadian laws, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the Toronto Stock Exchange (the “TSX”) designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, DTR LLC (“DTR”), DTR (CG) Limited Partnership (“DTR LP”), DTR (CG) II Limited Partnership (“DTR LP II” and, together with DTR and DTR LP, the “Reiss Group”) and Brent (BC) Participation S.À R.L. (the “Bain Capital Entity” and together with the Reiss Group, the “Principal Shareholders”), as the holders of all the outstanding Multiple Voting Shares as at March 21, 2017, entered into a coattail agreement dated March 21, 2017 with the Company and Computershare Trust Company of Canada (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable securities laws in Canada to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares. A copy of the Coattail Agreement is available on SEDAR at www.sedar.com.

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Who can I call with questions?

If you have questions about the information contained in this Circular or require assistance in completing your form of proxy, please contact Computershare Investor Services Inc. (“Computershare”), the Company’s transfer agent, toll-free at 1-800-564-6253, or by mail at:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Am I a Registered Shareholder or Non-Registered Shareholder?

Registered holders of Shares (referred to in this Circular as “registered shareholders”) hold Shares of the Company registered in their names and such shares are generally evidenced by a share certificate or direct registration statement.

However, most holders of Shares (referred to in this Circular as “non-registered shareholders”), beneficially own their Shares through a depositary or nominee such as a trustee, financial institution or securities broker (referred to in this Circular as “intermediaries”). If your Shares appear on an account statement provided by your bank, broker or financial advisor, you are, in all likelihood, a non-registered shareholder. Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such shareholder’s instructions.

How do I vote?

1. Voting by Proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Non-registered shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Shares are voted at the Meeting.

The persons named in the form of proxy and voting instruction form, namely Dani Reiss and Jonathan Sinclair, are the President & Chief Executive Officer and the Chief Financial Officer of the Company, respectively. However, as further described herein, you may choose another person to act as your proxyholder, including someone who is not a shareholder of the Company, by inserting another person’s name in the blank space provided in the form of proxy or voting instruction form. See “Appointment of a Third Party as Proxy”.

On the form of proxy, you may indicate either how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Shares to be voted on a particular matter (by marking FOR or WITHHOLD), then your proxyholder must vote your Shares accordingly. If you have not specified on the form of proxy how you want your Shares to be voted on a particular matter, then your proxyholder can vote your Shares as he or she sees fit. Unless contrary instructions are provided, the voting rights attached to the Shares represented by proxies received by the management of the Company will be voted:

•	FOR the election of all the nominees proposed as directors; and

•	FOR the appointment of Deloitte LLP as auditor of the Company and authorizing the Board of Directors to fix their remuneration.

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The form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting. As of the date of this Circular, the management of the Company is not aware of any other matter to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons named in the form of proxy and voting instruction form will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred upon them by the form of proxy with respect to such matters.

2. Voting at the Meeting

Registered shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See “How do I attend and Participate at the Meeting?”.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting. This is because the Company and its transfer agent do not have a record of the non-registered shareholders of the Company, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a non-registered shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the form of proxy or voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See “Appointment of a Third Party as Proxy” and “How do I attend and Participate at the Meeting?”.

Appointment of a Third Party as Proxy

The following applies to shareholders who wish to appoint a person (a “third party proxyholder”) other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including non-registered shareholders who wish to appoint themselves as proxyholder to attend and participate at the Meeting.

Shareholders who wish to appoint a third party proxyholder to attend and participate at the Meeting as their proxy and vote their Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to attend and participate at the Meeting.

•	Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

•	Step 2: Register your proxyholder: To register a proxyholder, shareholders MUST visit https://www.computershare.com/CanadaGoose by 10:00 a.m. (Eastern time) on August 8, 2018 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Meeting.

If you are a non-registered shareholder and wish to vote at the Meeting, you have to insert your own name in the space provided on the form of proxy or voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How do I attend and Participate at the Meeting?”.

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How do I attend and Participate at the Meeting?

The Company is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. In order to participate at the Meeting (including for voting and asking questions at the Meeting), shareholders must have a valid Username.

Registered shareholders and duly appointed proxyholders will be able to attend and participate at the Meeting online at web.lumiagm.com/224647657. Such persons may then enter the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting:

•	Registered shareholders: The control number located on the form of proxy or in the email notification you received is the Username. The Password to the Meeting is “CanadaGoose2018” (case sensitive).

If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online.

•	Duly appointed proxyholders: Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the Meeting is “CanadaGoose2018” (case sensitive).

Only registered shareholders and duly appointed proxyholders will be entitled to attend and participate at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to attend or participate at the Meeting.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including non-registered shareholders who wish to appoint themselves as proxyholder to attend and participate at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See “Appointment of a Third Party as Proxy”.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

How can I deposit my proxy?

Your proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 10:00 a.m. (Eastern time) on August 8, 2018, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed Meeting.

If you have received a voting instruction form, you should carefully follow the instructions set our therein to ensure that your Shares are voted at the Meeting in accordance with your instructions. If you are a non-registered shareholder, you should also carefully follow the instructions provided by your intermediary to ensure that your Shares are voted at the Meeting in accordance with your instructions.

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How can I revoke my proxy?

If you are a registered shareholder, you may revoke your proxy at any time before it is acted upon in any manner permitted by law, including by stating clearly, in writing, that you wish to revoke your proxy and by delivering this written statement to Computershare, no later than the last business day before the day of the Meeting. If as a registered shareholder you are using your control number to login to the Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you do not wish to revoke a previously submitted proxy, as the case may be, you will not be able to participate at the Meeting online.

If you are a non-registered shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your intermediary.

Voting Shares Outstanding and Principal Shareholders

The Company’s authorized share capital consists of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares and an unlimited number of preferred shares issuable in series. As of June 29, 2018, there were 48,029,060 Subordinate Voting Shares and 60,994,076 Multiple Voting Shares issued and outstanding, and no preferred shares were issued or outstanding. Under the Company’s articles, each Subordinate Voting Share carries the right to one vote and each Multiple Voting Shares carries the right to ten votes.

The following table discloses the names of the persons or companies who, to the knowledge of the Company, as of June 29, 2018, beneficially owned, or controlled or directed, directly or indirectly, more than 10% of any class or series of the voting securities of the Company:

Name	Number of Multiple Voting Shares Owned	Percentage of Outstanding Multiple Voting Shares	Number of Subordinate Voting Shares Owned	Percentage of Outstanding Subordinate Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power
Brent (BC) Participation S.à r.l.(1)	39,363,742	64.5%	—	—	36.1%	59.8%
Dani Reiss(2)	21,630,334	35.5%	—	—	19.8%	32.9%
FIL Ltd(3)	—	—	4,820,152	10.04%	4.42%	0.73%
T. Rowe Price Associates, Inc. (4)	—	—	4,027,959	8.39%	3.69%	0.61%

(1)	Includes Multiple Voting Shares registered in the name of Brent (BC) Participation S.à r.l., which is owned by Brent (BC) S.à r.l, which in turn is owned by Bain Capital Integral Investors 2008, L.P. Bain Capital Investors, LLC (“BCI”) is the general partner of Bain Capital Integral Investors 2008, L.P. The governance, investment strategy and decision making process with respect to investments held by the Bain Capital Entity is directed by the Global Private Equity Board of BCI. As a result of the relationships described above, BCI may be deemed to share beneficial ownership of the Multiple Voting Shares held by the Bain Capital Entity. The Bain Capital Entity has an address c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
(2)	Includes Multiple Voting Shares held by DTR LLC, a portfolio holding company owned and controlled by Mr. Dani Reiss, and Multiple Voting Shares held by DTR (CG) Limited Partnership and DTR (CG) II Limited Partnership, which are portfolio holding entities owned and controlled by Mr. Dani Reiss, through DTR LLC.
(3)	Based on information obtained from a Schedule 13G filed by FIL Limited (“FIL”) on May 9, 2018. According to that report, FIL possesses sole power to vote or to direct the voting of 4,317,784 of such Subordinate Voting Shares and possesses sole power to dispose or to direct the disposition of all of such Subordinate Voting Shares. According to that report, FIL’s business address is Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.
(4)	Based on information obtained from an alternative monthly report filed on March 7, 2018 by T. Rowe Price Associates, Inc. (“Price Associates”). According to that report, as at February 28, 2018, Price Associates exercised control or direction over 4,027,959 Subordinate Voting Shares of the Company on behalf of accounts over which Price Associates exercises discretionary investment authority, representing a securityholding percentage of approximately 10.93%.

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Notice-and-Access

The Company is using the “Notice-and-Access” provisions of Canadian securities laws that came into effect on February 11, 2013, under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of the Meeting materials to Shareholders. Under notice-and-access, Canadian companies may post electronic versions of such materials on a website for investor access and review and will make such documents available in hard copy upon request at no cost. The Circular is available on Computershare’s notice-and-access platform at http://www.envisionreports.com/ZZGQ2018. Notice-and-access substantially reduces the Company’s printing and mailing costs and is environmentally friendly as it reduces paper and energy consumption.

The audited annual financial statements of the Company for Fiscal 2018, together with the notes thereto, the independent auditor’s report thereon (the “2018 Financial Statements”) and the related management’s discussion and analysis (the “2018 MD&A”) are available on the Company’s website at investor.canadagoose.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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BUSINESS OF THE MEETING

As part of the business set out in the Notice of Meeting, the 2018 Financial Statements will be placed before shareholders by the Company and shareholders will be asked to consider and vote on:

•	the election of the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed;

•	the appointment of the auditor of the Company and authorizing the Board of Directors to fix their remuneration; and

•	such other business as may properly be brought before the Meeting or any adjournment thereof.

The 2018 Financial Statements and the 2018 MD&A (which also form part of the Annual Report) are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Election of Directors

The Company’s articles provide that the board of directors of the Company (the “Board of Directors”) shall consist of a number of directors as determined from time to time by the directors. The Company’s directors are elected annually at the annual meeting of shareholders, except that the Board of Directors can appoint directors in certain circumstances between annual meetings. Each director is expected to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.

The Board of Directors is currently comprised of eight directors and it is proposed that eight directors be elected at the Meeting. The persons identified in the section “Nominees for Election to the Board of Directors” will be nominated for election as directors at the Meeting. Eight nominees are presently directors of the Company. Shareholders may vote for each proposed director nominee individually.

Unless a proxy specifies that the Shares it represents should be withheld from voting in respect of the election of one or more directors or voted in accordance with the specification in the proxy, the persons named in the enclosed form of proxy intend to vote FOR the election of each of the nominees listed in this Circular.

Management of the Company does not expect that any of the nominees will be unable, or for any reason, will become unwilling, to stand for election as director at the Meeting. However, if, for any reason, at or before the time of the Meeting, any of the nominees becomes unable to serve and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote in their discretion for a substitute nominee or nominees.

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Nominees for Election to the Board of Directors

DANI REISS	Chairman of the Board of Directors, President & Chief Executive Officer
Age: 44 Ontario, Canada Not independent(1) Director since 2013	The grandson of the Company’s founder, Mr. Reiss joined the Company in 1997 and was named President & Chief Executive Officer in 2001. Mr. Reiss has worked in almost every area of the Company and successfully developed the Company’s international sales channels prior to assuming the role of President & Chief Executive Officer. Mr. Reiss received a Bachelor of Arts from University of Toronto. Mr. Reiss is the Chairman of the Board of Directors and brings leadership and operational experience to the Board of Directors as President & Chief Executive Officer.

Board/Committee Membership	Attendance			Other Public Board Membership
				Entity	Since
Board of Directors(2)	6/6		100%
Nominating and Governance Committee	2/2		100%	N/A	N/A

Value of Total Compensation Received as Director
Fiscal 2018:	Nil	(3)

Securities Held as of March 31, 2018
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares(4) (#)	Market Value of Multiple Voting Shares(5) ($)	Options (#)	Value of Vested In-the-Money Options ($)
—	—	23,130,334	997,148,699	105,263	—

Notes

(1)	Mr. Reiss is not considered independent as he is the Company’s President & Chief Executive Officer.
(2)	Mr. Reiss is the Chairman of the Board.
(3)	No compensation is paid to directors who are not independent.
(4)	These Multiple Voting Shares are held by DTR, a portfolio holding company which is owned and controlled by Mr. Dani Reiss, and DTR LP and DTR LP II, portfolio holding companies which are owned and controlled by Mr. Dani Reiss, through DTR. See “General Information—Voting Shares Outstanding and Principal Shareholders”.
(5)	Based on the closing price of the Subordinate Voting Shares on the TSX ($43.11) on March 29, 2018, being the last trading day before the end of Fiscal 2018.

14	2018 Management Information Circular

RYAN COTTON	Director
Age: 39 Massachusetts, United States Not independent(1) Director since 2013	Mr. Cotton has served as a member of our board of directors since December 2013. He joined Bain Capital in 2003, and is currently a Managing Director. Prior to joining Bain Capital, Mr. Cotton was a consultant at Bain & Company from 2001 to 2003. Mr. Cotton serves as a director of The Michaels Companies, Inc., TOMS Shoes, Virgin Voyages, and Blue Nile. He previously served as a member of the board of directors of Apple Leisure Group, International Market Centers, Inc., Daymon Worldwide, and Sundial Brands. Mr. Cotton received a bachelor’s degree from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business. Mr. Cotton provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.

Board/Committee Membership	Attendance			Other Public Board Membership
				Entity	Since
Board of Directors	6/6		100%
Audit Committee(2)	6/6		100%	The Michaels Companies, Inc.	2017
Nominating and Governance Committee(3)	2/2		100%
Compensation Committee	2/2		100%

Value of Total Compensation Received as Director
Fiscal 2018:	Nil	(4)

Securities Held as of March 31, 2018(5)
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)
—	—	—	—	—	—

Notes

(1)	Mr. Cotton is not considered independent because of his relationship with BCI.
(2)	Mr. Cotton served as a member of the Audit Committee until March 1, 2018.
(3)	Mr. Cotton is the chairperson of the Nominating and Governance Committee.
(4)	No compensation is paid to directors who are not independent.
(5)	Mr. Cotton does not personally own any voting securities of the Company. Mr. Cotton is a Managing Director of BCI and as a result may be deemed to share beneficial ownership of the Shares held by the Bain Capital Entity. See “General Information—Voting Shares Outstanding and Principal Shareholders”.

15	2018 Management Information Circular

JOSHUA BEKENSTEIN	Director
Age: 59 Massachusetts, United States Not Independent(1) Director since 2013	Mr. Bekenstein has served as a member of our board of directors since December 2013. He is a Managing Director at Bain Capital. Prior to joining Bain Capital, in 1984, Mr. Bekenstein spent several years at Bain & Company, Inc., where he was involved with companies in a variety of industries. Mr. Bekenstein serves as a director of The Michaels Companies, Inc., BRP Inc., Dollarama Inc., and Bright Horizons Family Solutions Inc. He previously served as a member of the board of directors of The Gymboree Corporation, Burlington Stores, Inc. and Waters Corporation. Mr. Bekenstein received a Bachelor of Arts from Yale University and a Master of Business Administration from Harvard Business School. Mr. Bekenstein provides strong executive and business operations skills to our board of directors and valuable experience gained from previous and current board service.

Board/Committee Membership	Attendance			Other Public Board Membership
				Entity	Since
Board of Directors	5/6		83%
Nominating and Governance Committee	2/2		100%	The Michaels Companies, Inc.	2006
Compensation Committee(2)	2/2		100%	BRP Inc.	2003
				Dollarama Inc.	2004
				Bright Horizons Family Solutions Inc.	1986

Value of Total Compensation Received as Director
Fiscal 2018:	Nil	(3)

Securities Held as of March 31, 2018(4)
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)
—	—	—	—	—	—

Notes

(1)	Mr. Bekenstein is not considered independent because of his relationship with BCI.
(2)	Mr. Bekenstein is the chairperson of the Compensation Committee.
(3)	No compensation is paid to directors who are not independent.
(4)	Mr. Bekenstein does not personally own any voting securities of the Company. Mr. Bekenstein is a Managing Director of BCI and as a result may be deemed to share beneficial ownership of the Shares held by the Bain Capital Entity. See “General Information—Voting Shares Outstanding and Principal Shareholders”.

16	2018 Management Information Circular

STEPHEN GUNN	Director
Age: 63 Ontario, Canada Independent Director since 2017	Mr. Gunn has served as a member of the Board of Directors since February 2017. He serves as a Co-Chair of Sleep Country Canada Holdings Inc. (“Sleep Country”). He co-founded Sleep Country in 1994 and served as its Chair and Chief Executive Officer from 1997 to 2014. Prior to founding Sleep Country Mr. Gunn was a management consultant with McKinsey & Company from 1981 to 1987 and then co-founded and was President of Kenrick Capital, a private equity firm. Mr. Gunn also serves as the Chair of the board of directors of Dollarama Inc. and is the Chair of the audit committee of Recipe Unlimited Corporation, and served as a director of Golf Town Canada Inc. from 2008 to 2016. He received a Bachelor of Electrical Engineering from Queen’s University and a Master of Business Administration from the University of Western Ontario. Mr. Gunn provides strong executive and business operations skills to the Board of Directors and valuable experience gained from previous and current board service.

Board/Committee Membership	Attendance		Other Public Board Membership
			Entity	Since
Board of Directors	5/6	83%	Recipe Unlimited Corporation	2013
Audit Committee(1)	6/6	100%	Dollarama Inc.	2009
			Sleep Country	1997

Value of Total Compensation Received as Director
Fiscal 2018:	$75,625(2)

Securities Held as of March 31, 2018
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(3) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)
29,400	1,267,434	—	—	55,555	—

Notes

(1)	Mr. Gunn was the chairperson of the Audit Committee until July 14, 2017. He was replaced by Mr. Davison as chairperson of the Audit Committee on July 14, 2017.
(2)	See “Compensation of Directors”.
(3)	Based on the closing price of the Subordinate Voting Shares on the TSX ($43.11) on March 29, 2018, being the last trading day before the end of Fiscal 2018.

17	2018 Management Information Circular

JEAN-MARC HUËT	Director
Age: 49 Guildford, England Independent Director since 2017	Mr. Huët has served as a member of the Board of Directors since February 2017. He serves as a supervisory board member of Heineken N.V. and of SHV Holdings N.V. and a non-executive director of J2 plc. Mr. Huët served as a director of Formula One from 2012 to January 2017, and was an Executive Director and Chief Financial Officer of Unilever N.V. from 2010 to 2015. Mr. Huët was also Executive Vice President & Chief Financial Officer of Bristol-Myers Squibb Company from 2008 to 2009 and as a member of the Executive Board and Chief Financial Officer of Royal Numico N.V. from 2003 to 2007. Prior to that, he worked at Goldman Sachs International. He received a Bachelor of Arts from Dartmouth College and a Master of Business Administration from INSEAD. Mr. Huët provides strong executive, consumer and financial expertise to the Board of Directors and valuable experience gained from previous and current board service.

Board/Committee Membership	Attendance			Other Public Board Membership
				Entity	Since
Board of Directors	6/6		100%	Heineken N.V.	2014
Audit Committee	5/6		83%

Value of Total Compensation Received as Director
Fiscal 2018:	$83,576	(1)

Securities Held as of March 31, 2018
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(2) ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)
25,000	1,077,750	—	—	55,555	—

Notes

(1)	See “Compensation of Directors”.

(2)	Based on the closing price of the Subordinate Voting Shares on the TSX ($43.11) on March 29, 2018, being the last trading day before the end of Fiscal 2018.

18	2018 Management Information Circular

JOHN DAVISON	Director

Age: 60 Ontario, Canada Independent Director since 2017	Mr. Davison has served as a member of the Board of Directors since May 2017. Mr. Davison is currently the Chief Financial Officer and Executive Vice President of Four Seasons Holdings Inc., the luxury hotel and resort management company, a position he has held since 2005 after joining the company as Senior Vice President, Project Financing in 2002. In addition to managing the group’s financial activities, Mr. Davison oversees the company’s information systems and technology area. Prior to joining Four Seasons Holdings Inc., Mr. Davison spent four years as a member of the Audit and Business Investigations Practice at KPMG in Toronto, followed by 14 years at IMAX Corporation from 1987 to 2001, ultimately holding the position of President, Chief Operating Officer and Chief Financial Officer. Currently he also serves on the board of IMAX China Holding, Inc. and Benevity, Inc. Mr. Davison has been a Chartered Professional Accountant since 1986, and a Chartered Business Valuator since 1988. He received a Bachelor of Commerce from the University of Toronto. Mr. Davison provides strong executive and business operations skills to the Board of Directors.

Board/Committee Membership	Attendance			Other Public Board Membership
				Entity	Since
Board of Directors	6/6		100%
Audit Committee	6/6		100%	IMAX China	2015

Value of Total Compensation Received as Director
Fiscal 2018:	$352,770	(1)

Securities Held as of March 31, 2018
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In-the-Money Options ($)
—	—	—	—	31,579	—

Notes

(1)	See “Compensation of Directors”.

19	2018 Management Information Circular

MAUREEN CHIQUET	Director
Age: 55 New York, United States Independent Director since 2017	Ms. Chiquet has served as a member of the Board of Directors since August 2017. She began her career in marketing at L’Oreal Paris in 1985, started working at The Gap in 1988, where she helped launch and build the Old Navy brand, and served as President of Banana Republic in 2002 prior to becoming Chief Operating Officer and President of U.S. Operations of Chanel in 2003. In 2007, Ms. Chiquet became Chanel’s first Global Chief Executive Officer. She left Chanel in 2016. Ms. Chiquet serves as a Trustee to the New York Academy of Art. Ms. Chiquet is also a Trustee to the Yale Corporation and fellow of Yale University, where she received a Bachelor of Arts in literature.

Board/Committee Membership	Attendance			Other Public Board Membership
				Entity	Since
Board of Directors(1)	1/3		33%
				N/A	N/A

Value of Total Compensation Received as Director
Fiscal 2018:	$342,417	(2)

Securities Held as of March 31, 2018
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In- the-Money Options ($)
—	—	—	—	42,576	—
Notes

(1)	Ms. Chiquet was elected to the Board of Directors at the Annual General Meeting of the Company held on August 14, 2017 and has attended 1 out of the 3 meetings of the Board of Directors held in Fiscal 2018 since her election.
(2)	See “Compensation of Directors”.

20	2018 Management Information Circular

JODI BUTTS	Director
Age: 45 Ontario, Canada Independent Director since 2017	Ms. Butts has served as a member of our board of directors since November 2017. Prior to joining the board, Ms. Butts served as the Chief Executive Officer of Rise Asset Development and Senior Vice-President of Operations and Redevelopment at Mount Sinai Hospital Toronto. Ms. Butts also serves as the Board Chair of Aereus Technologies Inc., an antimicrobial technology company, as a member of the Board of Governors and Audit Committee of the University of Windsor, as a board member and member of the Risk Management Committee of the Walrus Foundation, advisory board member to Bayshore Home Healthcare, and as the Chair of the World Health Innovation Network. Ms. Butts is also a former member of the Ontario Ministry of Health Expert Panel on Healthcare Sector Supply Chain Integration. As a lawyer and entrepreneur, Ms. Butts was a founding partner of a boutique litigation firm. She received a Bachelor of Arts from University of Windsor, a Master of Arts in Canadian History from the University of Toronto and a Bachelor of Laws from the University of Toronto.

Board/Committee Membership	Attendance		Other Public Board Membership
			Entity	Since
Board of Directors(1)	3/3	100%
			N/A	N/A

Value of Total Compensation Received as Director(2)
Fiscal 2018:	$262,194(2)

Securities Held as of March 31, 2018
Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares ($)	Multiple Voting Shares (#)	Market Value of Multiple Voting Shares ($)	Options (#)	Value of Vested In- the-Money Options ($)
—	—	—	—	23,748	—

Notes

(1)	Ms. Butts was appointed to the Board of Directors in November 2017 and has attended 3 out of the 3 meetings of the Board of Directors held in Fiscal 2018 since her appointment.
(2)	See “Compensation of Directors”.

21	2018 Management Information Circular

Cease Trade Orders

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days.

Bankruptcies

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular, a director or executive officer of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for Stephen Gunn who was a director of Golf Town Canada Inc., which filed for protection under the Companies’ Creditors Arrangement Act (Canada) on September 14, 2016; and Mr. Bekenstein as a director of The Gymboree Corporation, which filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code on June 11, 2017, and as a director of Toys “R” Us, Inc., which filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code on September 18, 2017 and filed for protection under the Companies’ Creditors Arrangement Act (Canada) on September 19, 2017.

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has, within the 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Securities Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

Appointment of Auditor

At the Meeting, shareholders will be asked to appoint Deloitte LLP to hold office as the Company’s auditor until the close of the next annual meeting of shareholders and to authorize the Board of Directors to fix their remuneration.

Deloitte LLP has served as auditor of the Company since 2008 and has informed the Company that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

Unless a proxy specifies that the Shares it represents should be withheld from voting in respect of the appointment of the auditor, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Deloitte LLP as auditor of the Company and authorizing the Board of Directors to fix their remuneration.

22	2018 Management Information Circular

For Fiscal 2018 and the fiscal year ended March 31, 2017 (“Fiscal 2017”), the Company was billed the following fees by Deloitte LLP:

CAD $000s	Fiscal 2018	Fiscal 2017
Audit Fees(1)	2,542	1,098
Audit Related Fees(2)	—	—
Tax Fees(3)	1,428	74
All Other Fees(4)	—	301
Total Fees	3,970	1,473

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Deloitte LLP for the audit of the Company’s annual financial statements and review of interim financial statements.
(2)	“Audit-related fees” includes assurance and related services reasonably related to the financial statement audit and not included in audit services.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by Deloitte LLP for tax compliance and tax advice.
(4)	“All other fees” includes the aggregate fees billed in each of the fiscal years for a readiness assessment related to management’s assessment of the Company’s internal controls over financial reporting, the filing of the Form S-8 and non-audit services rendered which were not listed above.

The audit committee of the Company (the “Audit Committee”) is responsible for the pre-approval of all and any non-audit services to be provided to the Company or its subsidiary entities by the independent auditor. At least annually, the Audit Committee reviews and confirms the independence of the independent auditor by obtaining statements from the independent auditor on any non-audit services.

Additional details with respect to the Audit Committee can be found in the section entitled “Audit Committee” of the Annual Report, available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

23	2018 Management Information Circular

COMPENSATION OF DIRECTORS

The director compensation program of the Company is designed to (i) attract and retain qualified individuals who possess the relevant experience of board membership, and (ii) align the compensation of the directors with the interest of the Company’s shareholders through option based compensation.

The directors of the Company who are not independent for the purposes of National Instrument 58-101 – Disclosure of Governance Practices (“NI 58-101”) do not receive compensation as directors of the Company. The independent directors of the Company are entitled to an annual cash retainer and an annual option grant in accordance with their respective director agreements. An independent director who serves as a Chair of a committee of the Board of Directors is also entitled to an annual retainer of $15,000. The Company does not offer a meeting fee for Board of Directors meetings or committee meetings.

The written charter of the Company’s compensation committee (the “Compensation Committee”) provides that the Compensation Committee will review compensation for members of the Board of Directors on at least an annual basis, taking into account, among other things, their responsibilities and time commitment. The Compensation Committee will make recommendations to the Board of Directors with respect to changes to the approach to director compensation as it considers appropriate.

Director Compensation Table

Other than Mr. Reiss, whose compensation is included with that of the other named executive officers (see “Summary Compensation Table”), only Ms. Butts, Ms. Chiquet, Mr. Davison, Mr. Gunn and Mr. Huët, being the independent directors of the Company, received compensation during Fiscal 2018. The following table sets out information concerning the Fiscal 2018 compensation earned by, paid to, or awarded to the independent directors of the Company.

Name	Fees Earned ($)		Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Jodi Butts(2)	31,250		—	230,944	—	—	—	262,194
Maureen Chiquet(3)	35,489	(4)	—	306,928	—	—	—	342,417
John Davison(5)	56,875		—	295,895	—	—	—	352,770
Stephen Gunn(6)	75,625		—	—	—	—	—	75,625
Jean-Marc Huët(7)	83,576	(8)	—	—	—	—	—	83,576

Notes:

(1)	The Black-Scholes method has been used in calculating the grant date fair value of the option-based awards. For more information, see footnote 1 to the “Summary Compensation Table”.
(2)	Ms. Butts received compensation pro rata as of her appointment as a director on November 7, 2017 of $75,000 per year for her services as a member of the Board of Directors, as well as 23,748 options to purchase Subordinate Voting Shares.
(3)	Ms. Chiquet received compensation pro rata as of her election as a director on August 15, 2017 of US$75,000 per year for her services as a member of the Board of Directors, as well as 42,576 options to purchase Subordinate Voting Shares.
(4)	Compensation paid in US dollars converted at an exchange rate of US $1.00 for $1.265, which is an average rate determined in accordance with the Company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year.
(5)	Mr. Davison received compensation pro rata as of his appointment as a director on May 1, 2017 of $75,000 per year for his services as a member of the Board of Directors and $15,000 for his services as Chair of the Audit Committee, prorated for the portion of Fiscal 2018 during which he was the Chair of the Audit Committee, as well as 31,579 options to purchase Subordinate Voting Shares.

24	2018 Management Information Circular

(6)	Mr. Gunn received $75,000 for his services as a member of the Board of Directors and $15,000 for his services as Chair of the Audit Committee, the latter prorated for the portion of Fiscal 2018 during which he was the Chair of the Audit Committee.
(7)	Mr. Huët received compensation pro rata of $75,000 for his services as a member of the Board of Directors until August 16, 2018, after which he received compensation pro rata of €75,000 for his services as a member of the Board of Directors for the remainder of Fiscal 2018.
(8)	Compensation paid in euros converted at an exchange rate of €1.00 for $1.451, which is an average rate determined in accordance with the Company’s policies based on exchange rates available as at the applicable payment dates for the fiscal year.

Mr. Davison, Ms. Chiquet and Ms. Butts were appointed to the Board of Directors during Fiscal 2018. More specifically (i) Mr. Davison was appointed to the Board of Directors on May 1, 2017, (ii) Ms. Chiquet was elected to the Board of Directors at our Annual General Meeting held on August 15, 2017, and (iii) Ms. Butts was appointed to the Board of Directors on November 7, 2017.

Outstanding Option-Based and Share-Based Awards

The table below sets out, for each director that holds option-based awards of the Company, information concerning all option-based awards outstanding as at March 31, 2018. As described above, the directors of the Company who are not independent are not receiving any compensation, including option-based awards, for their services as directors of the Company. Mr. Reiss’s compensation is disclosed under “Executive Compensation—Discussion and Analysis”. The Company does not grant share-based awards to directors. The number of options granted to each independent director is determined in each such director’s director agreement, as the Compensation Committee deems appropriate. Independent directors receive a one-time grant upon their appointment as director of the Company, and the Company expects independent directors to receive thereafter an annual grant valued at approximately $100,000 per year, which grants are market competitive based on the work performed by the Compensation Committee and the market intelligence provided by the Company’s compensation consultant.

	Option-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(6)
Jodi Butts(1)	23,748	31.79	November 20, 2027	268,827
Maureen Chiquet(2)	42,576	23.64	August 24, 2027	828,955
John Davison(3)	31,579	30.73	June 7, 2027	390,948
Stephen Gunn(4)	55,555	8.94	February 1, 2027	1,898,314
Jean-Marc Huët(5)	55,555	8.94	February 1, 2027	1,898,314

Notes:

(1)	On November 20, 2017, Ms. Butts was granted 23,748 options to purchase Subordinate Voting Shares, none of which have vested. One-quarter of Ms. Butts’ options will vest on each of the first, second, third and fourth anniversaries on her grant date.
(2)	On August 24, 2017, Ms. Chiquet was granted 42,576 options to purchase Subordinate Voting Shares, none of which have vested. One-quarter of Ms. Chiquet’s options will vest on each of the first, second, third and fourth anniversaries on her grant date.
(3)	On June 7, 2017, Mr. Davison was granted 31,579 options to purchase Subordinate Voting Shares. One quarter of Mr. Davison’s award vested on June 7, 2018, and one-quarter of his award is eligible to vest on each of June 7, 2019, June 7, 2020 and June 7, 2021.
(4)	On February 1, 2017, Mr. Gunn was granted 55,555 options to purchase Subordinate Voting Shares, none of which have vested. One-third of Mr. Gunn’s options are subject to time-based vesting of 40% on the second anniversary of the grant date and 20% on each anniversary of the grant date thereafter (“Gunn Time-Based Options”). The remaining two-thirds of his options are subject to both time-based and performance-based vesting with the performance metrics reflecting a multiple of the Bain Capital Entity’s return on its investment in the Company (“Gunn Performance-Based Options”). On July 5, 2017, all performance metrics relating to the Gunn Performance-Based Options were met. The Gunn Performance-Based Options are subject to the same time-based vesting schedule as the Gunn Time-Based Options.
(5)	On February 1, 2017, Mr. Huët was granted 55,555 options to purchase Subordinate Voting Shares, none of which have vested. One-third of Mr. Huët’s options are subject to time-based vesting of 40% on January 1, 2019 and 20% on each of January 1, 2020, 2021 and 2022 (“Huët Time-Based Options”). The remaining two-thirds of his options are subject to both time-based and

25	2018 Management Information Circular

performance-based vesting with the performance metrics reflecting a multiple of the Bain Capital Entity’s return on its investment in the Company (“Huët Performance-Based Options”). On July 5, 2017, all performance metrics relating to the Huët Performance-Based Options were met. The Huët Performance-Based Options are subject to the same time-based vesting schedule as the Huët Time-Based Options.
(6)	Based on the closing price of the Subordinate Voting Shares on the TSX ($43.11) on March 29, 2018, being the last trading day before the end of Fiscal 2018.

No option-based awards granted to directors vested during Fiscal 2018.

EXECUTIVE COMPENSATION — DISCUSSION AND ANALYSIS

The following discussion describes the significant elements of the Company’s executive compensation program, with particular emphasis on the process for determining the compensation payable to the named executive officers (“Named Executive Officers” or “NEOs”, each a “Named Executive Officer” or an “NEO”), being (i) the President & Chief Executive Officer (“CEO”), (ii) the Chief Financial Officer (“CFO”), and (iii) each of the three other most highly compensated executive officers (or individuals acting in a similar capacity) of the Company. For Fiscal 2018, the Company’s NEOs were:

•	Dani Reiss, President & Chief Executive Officer;

•	John Black, Strategic Advisor and Former Chief Financial Officer;

•	Lee Turlington, Chief Product Officer;

•	Scott Cameron, President, Greater China; and

•	Kara MacKillop, Executive Vice President, People & Culture.

The above reflects titles currently held by the NEOs. During Fiscal 2018, Scott Cameron was Executive Vice President, e-Commerce, Stores and Strategy, Kara MacKillop was Senior Vice President, Human Resources, and John Black was CFO. Jonathan Sinclair became CFO in June 2018.

Executive Compensation Philosophy and Objectives

The Company’s compensation program is designed to attract, retain, motivate and reward the executive officers for their performance and contribution to the Company’s long-term success in a manner consistent with our culture and our relevant talent markets. In order to support the achievement of short and long-term corporate objectives, our compensation program is designed to compensate the executive officers by combining short-term cash and long-term equity incentives. It also is designed to reward the achievement of corporate and individual performance objectives.

Annual Compensation Review Process

Based on recommendations made by the Compensation Committee, the Board of Directors makes decisions regarding base salaries, annual bonuses and equity incentive compensation for NEOs, and approves corporate goals and objectives relevant to the compensation of NEOs. The Compensation Committee also reviews the Company’s compensation strategies and plans for each fiscal year as well as the results in order to recommend to the Board of Directors the compensation to be awarded to each NEO.

A market review of executive compensation is currently conducted on an annual basis and the Compensation Committee assesses findings submitted to it by management of the Company. Each component of executive compensation, namely base salary, annual bonus and long-term equity incentives, further described under “Elements of Compensation” hereunder, is reviewed to ensure that it accurately reflects the market in which the Company competes for talent. Adjustments are approved by the Board of Directors if deemed necessary and appropriate and they become effective for the then current fiscal year.

26	2018 Management Information Circular

Compensation Consulting Services

The Compensation Committee has discretion to retain, at the Company’s expense, independent consultants to advise its members on questions concerning executive and/or director compensation. During Fiscal 2017 and Fiscal 2018, the Company retained the services of Mercer (Canada) Limited (“Mercer”) to provide market intelligence on executive and director compensation trends. Mercer provided expertise and advice in connection with a comprehensive review of the compensation of all of the Company’s executives, including the NEOs. The compensation review included the review of the group of comparable companies, the assessment of the Company’s positioning in terms of compensation levels and mix and the review of the Company’s compensation program. Mercer also provided services relating to the benchmarking of the Company’s executive compensation and director compensation packages against compensation offered by companies comprising the Comparator Group (as defined below). Mercer provided comparative data on the practices of other similar companies with respect to compensation. The results of the benchmarking analysis were presented by management of the Company to the Compensation Committee.

The Compensation Committee relied on the knowledge and experience of its members, the Company’s internal human resources expertise, advice from Mercer (including external market data gathered by Mercer), and recommendations of the CEO (except in respect of his own compensation) to set appropriate levels of compensation for NEOs. Mercer did not provide services to the Company’s directors or executive officers directly.

Mercer was originally retained by the Company in Fiscal 2017. Mercer provided certain other compensation-related services to management, including benefits consulting.

	Fiscal 2018		Fiscal 2017
Executive Compensation-Related Fees	$94,000		$262,000
All Other Fees	$89,000	(1)	$77,000	(1)
Total Fees Paid	$183,000		$339,000

Notes:

(1)	For Fiscal 2018 and Fiscal 2017, the “All Other Fees” billed by Mercer were primarily related to compensation surveys, benefit consulting and human capital management support.

Comparator Groups

In designing and reviewing the Company’s compensation policies, the Compensation Committee compares the compensation practices and elements of compensation of the Company against those of comparator groups composed of companies sharing similar activity and scope with the Company. For the Named Executive Officers, this group is made up of global publicly traded companies whose revenue, market capitalization and/or EBITDA is 25% to four times the size of the Company based on the corresponding metric, with concentration in the apparel and leisure products industries (the “Comparator Group”). Given the Company’s growth initiatives, the Comparator Group is more weighted towards peer companies with larger size and complexity so that the Company can more effectively compete for the talent necessary to execute its global expansion strategy.

During Fiscal 2018, the Compensation Committee undertook a comprehensive review of the Comparator Group and considered the profile of each company to determine whether any new companies should be added or current companies removed. The Comparator Group generally consists of global organizations in order to address the Company’s need to compete for executive talent globally.

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The Comparator Group used for the purpose of benchmarking NEO compensation awarded for Fiscal 2018 were comprised of the following companies:

Canadian Organizations	U.S. Organizations	E.U. Organizations
BRP Inc.	Under Armour, Inc.	Salvatore Ferragamo S.p.A.
Spin Master Corp.	Urban Outfitters, Inc.	Moncler S.p.A.
Recipe Unlimited Corporation	Carter’s, Inc.	Tod’s S.p.A.
Aritzia Inc.	Fossil Group, Inc.	Brunello Cucinelli S.p.A.
G-III Apparel Group, Ltd.
Wolverine World Wide, Inc.
Columbia Sportswear Company
Guess?, Inc.
Deckers Outdoor Corporation
Steve Madden, Ltd.
Oxford Industries, Inc.
Callaway Golf Company
Crocs, Inc.

Elements of Compensation

The elements composing the Company’s executive compensation program are determined in accordance with existing market standards and the compensation philosophy and objectives outlined herein, and are reviewed against those of the companies comprising the comparator groups. The elements of the Company’s executive compensation program consist of the following: base salary, annual bonus and long-term equity incentives. Each element of compensation is described in more detail below.

Base Salary

Base salaries for NEOs are established based on a range of factors, both quantitative and qualitative. The Compensation Committee generally takes into account the median of compensation levels paid by the companies comprising the Comparator Group for similar positions. Qualitative factors such as the scope and breadth of an NEO’s role and responsibilities, his or her prior relevant experience, and the overall market demand for such NEO are also taken into account by the Compensation Committee in the determination of base salaries. An NEO’s base salary is also assessed in light of the level of the other compensation components to ensure that such executive officer’s total compensation is in line with the Company’s overall compensation philosophy.

Base salaries are reviewed annually to ensure that they continue to reflect individual performance and market conditions, and merit increases or adjustments are made, as deemed appropriate. Under specific circumstances, the Compensation Committee may recommend adjustments as warranted throughout the year for promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

In Fiscal 2017 and Fiscal 2018, the Compensation Committee benchmarked the total direct compensation packages of the Company’s NEOs against compensation packages of individuals acting in similar capacities for companies comprising the Comparator Group.

Annual Bonus

NEOs and other members of the management team of the Company are eligible to receive an annual incentive cash bonus. The Company’s annual bonus plan provides for an annual individual bonus target, established as a percentage of the eligible employee’s base salary (the “Target Bonus”). With respect to NEOs, the Bonus to be awarded is determined at the end of each fiscal year by the Compensation Committee, subject to final approval by the Board of Directors.

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For Fiscal 2018, the Board of Directors determined the bonus to be awarded to each NEO, other than for Mr. Reiss, based on the following three factors: (i) the Target Bonus, (ii) their individual performance, and (iii) the Company’s performance, which is measured against the earnings before interest and taxes (“EBIT”) target established by the Board of Directors for the then current fiscal year. The bonus to be awarded to Mr. Reiss was determined by the Board of Directors based on (i) the Target Bonus, and (ii) the Company’s performance measured against the EBIT Target (as defined below).

EBIT is a non-IFRS measure. Nonetheless, it was selected as the reference metric for establishing annual incentive compensation because the Company believes that it is an appropriate measure of its operating performance that highlights trends in the core business that may not otherwise be apparent when relying solely on IFRS measures. Furthermore, the Compensation Committee and the Board of Directors believe that EBIT is an appropriate metric to encourage the development of a corporate culture focused on sustained profitability and growth.

For Fiscal 2018, management set an annual EBIT target for the Company of $92.4 million, approved by the Board of Directors at the beginning of Fiscal 2018 in connection with the annual budgeting process, which was then used for the purpose of determining bonuses (the “EBIT Target”). The EBIT Target is designed to be a stretch objective in order to drive sustainable long-term growth of corporate performance. Each year, there is a possibility that payments will not be made at all or will be made at less than 100% of the targeted level. The Compensation Committee has the discretion to exclude certain extraordinary and non-recurring items from the calculation of the EBIT for the specific purpose of determining bonuses to be awarded to eligible employees if it determines the circumstances so warrant. In Fiscal 2018, EBIT was adjusted for the same amounts as included in the Company’s Adjusted EBITDA calculation. Refer to the 2018 MD&A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable IFRS measure.

For Fiscal 2018, Mr. Reiss was eligible to earn an annual Target Bonus at 75% of his base salary, based on the achievement of the EBIT Target and payout of Mr. Reiss’s bonus being earned at 100% upon achievement of EBIT at 100% of EBIT Target. No portion of Mr. Reiss’s bonus was eligible to be earned if EBIT was determined to have been achieved at 85% or less below EBIT Target. Achievement of EBIT between 85% and 100% of EBIT Target would have resulted in Mr. Reiss’s bonus being earned on a straight-line basis between 0% and 100%. Achievement of EBIT above 100% of EBIT Target would have resulted in Mr. Reiss’s bonus being earned at 100% of EBIT Target plus 4.4% of Target Bonus for each 1% over EBIT Target. The Board of Directors determined that Mr. Reiss earned a Fiscal 2018 bonus of 303% of Target Bonus based on a deemed achievement of Fiscal 2018 EBIT, as adjusted, of 146% of EBIT Target.

Messrs. Black, Turlington and Cameron and Ms. MacKillop were eligible to earn, under the Company’s annual bonus plan for salaried employees, annual Target Bonuses at 40% (Messrs. Black, Turlington and Cameron) and 35% (Ms. MacKillop) of their base salaries. Bonuses were eligible to be earned under the plan based on, among other things, the achievement of the pre-established EBIT Target and a participant’s individual performance review for Fiscal 2018. No bonuses were eligible to be paid under the plan for achievement of EBIT at less than 80% of EBIT Target or an individual performance rating of “needs immediate improvement”. Upon achievement of EBIT of at least 80% of EBIT Target, a participant could receive an annual bonus depending on an individual performance rating of “exceptional”, “leading”, “tracking” or “inconsistent”, with ranges of bonuses as a percentage of target eligible to be earned at each performance rating. Achievement of EBIT between 80% and 100% of EBIT Target would have resulted in a participant’s bonus being earned on a straight-line basis between 0% and 100%. At a “leading” rating, achievement of EBIT above 100% of target would have resulted in the EBIT component of a participant’s bonus being earned at 100% of Target Bonus plus 2% of Target Bonus for each 1% over EBIT Target. At an “exceptional” rating, achievement of EBIT above 100% of target would have resulted in the EBIT component of a participant’s bonus being earned at a rate 1.2x the bonus being earned at the “leading” rating. Messrs. Black, Turlington, and Cameron and Ms. MacKillop were determined to earn Fiscal 2018 bonuses each equal to 192%, 192%, 192% and 231% of Target Bonus, respectively.

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Long-Term Equity Incentives

The Compensation Committee believes that equity-based awards allow the Company to reward executive officers for their continued contributions. Equity-based awards also reward continued employment by an executive officer, with an associated benefit to the Company of employee continuity and retention. The Compensation Committee further believes that options provide management with a strong alignment with long-term corporate performance.

In December 2013, the Company established a stock option plan (the “Legacy Option Plan”). In connection with its initial public offering (“IPO”) in March 2017, the Company amended the Legacy Option Plan such that outstanding options granted under the Legacy Option Plan became exercisable for Subordinate Voting Shares, and no further awards would be made under the Legacy Option Plan. Also in connection with the IPO, the Company adopted an omnibus incentive plan (the “Omnibus Incentive Plan” and together with the Legacy Option Plan, the “equity incentive plans”) which allows the Board of Directors to grant equity-based awards to eligible participants, including executive officers. See “Equity Incentive Plans” for a detailed description of the terms and conditions attaching to awards granted under the equity incentive plans.

When considering new grants of equity-based awards, the Compensation Committee takes into account a broad range of factors, including the individual’s position, the scope and breadth of his or her role and responsibility, his or her ability to affect Company performance, the value of his or her previous awards and other components of his or her total compensation and the Company’s general compensation objectives, and aims at maintaining the general alignment with the total direct compensation of the Comparator Group. As of the end of Fiscal 2018, the Company had not granted equity-based awards other than options under the Legacy Option Plan and Omnibus Incentive Plan.

Employee Benefits

Full-time employees, including the NEOs, are eligible to participate in the Company’s health and welfare benefit plans, which include medical, dental, vision, basic and dependent life, supplemental life, accidental death, dismemberment and specific loss, long-term disability, and optional critical illness insurance. Employees are also eligible to receive continuing education support and to participate in the employee purchase program, which allows employees to purchase a specified number of jackets and accessories at 50% of the manufacturer’s suggested retail price. The NEOs participate in these plans on a slightly better basis than other salaried employees, including in some instances with slightly lower deductibles, better cost-sharing rates and the ability to purchase supplemental health coverage. The NEOs, other than Mr. Reiss, are also entitled to three complimentary jackets each calendar year. Mr. Reiss is entitled to 100 complimentary jackets each calendar year. Perquisites are awarded as tools for attraction, retention and motivation of persons in key management positions. For additional details on perquisites granted to NEOs, please refer to “Summary Compensation Table”.

Pension Plan Benefits

The Company’s executive compensation program does not include defined benefit or defined contribution pension plans, but the Company has a voluntary group registered retirement savings plan (the “Group RRSP”) in which all employees including the NEOs have the right to participate. Employee contributions, other than contributions of Mr. Reiss, to the Group RRSP are matched by the Company up to a maximum of 3% of the employee’s salary.

Compensation Risk Management

In reviewing the compensation philosophy, objectives and practices of the Company, the Compensation Committee takes into account the associated risks and has not identified any such risks that are reasonably likely to have a material adverse effect on the Company. Risk mitigation practices that discourage executives from taking excessive or inappropriate risks include having a mix of base salary, bonus and long-term incentive compensation, a bonus plan with a minimum achievement of Target EBIT that prevents the payment of bonuses unless such minimum threshold is met, the use of performance measures aligned with the Company’s business strategy and compensation policies and practices being generally applied on a consistent basis to all executive officers, other than for Mr. Reiss.

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Compensation Governance

As of the end of Fiscal 2018, the Compensation Committee was composed of Mr. Bekenstein and Mr. Cotton, neither of which are independent as a result of their respective positions at BCI. Mr. Bekenstein is the chair of the Compensation Committee. Each of these directors have direct experience designing effective management incentive and compensation plans to attract and retain highly qualified executives and to assess NEOs’ performance objectives. The members of the Compensation Committee have experience negotiating executive compensation agreements and managing or advising large private and public corporations on compensation matters. For more information regarding the professional background and experience of each member of the Compensation Committee, please see “Business of the Meeting—Election of Directors”. For information on the responsibilities, powers and operations of the Compensation Committee, see “Board of Directors Committees—Compensation Committee”.

On June 18, 2018, Ms. Chiquet, an independent director, was appointed to the Compensation Committee.

Performance Graph

The following performance graph illustrates the cumulative return on a $100 investment in the Subordinate Voting Shares made on March 16, 2017, being the date on which the Subordinate Voting Shares started trading on the TSX, compared with the cumulative return on the S&P/TSX Composite Index for the same period (i.e. from March 16, 2017 to the last trading day of Fiscal 2018).

Fiscal 2018 represented the Company’s first full fiscal year as a public company. During the period commencing at the closing of the IPO up to the last trading day of Fiscal 2018, the cumulative shareholder return on an investment in the Subordinate Voting Shares was above that of an investment

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on the S&P/TSX Composite Index. The trend shown by the performance graph represents a marked growth in the Company’s stock price from its IPO to the last trading day of Fiscal 2018, with the Company outperforming the S&P/TSX Composite Index consistently over that period. Overall growth in executive compensation, on a per executive basis over the same period and assuming no change in responsibilities, was markedly less pronounced.

Summary Compensation Table

The following table sets forth information concerning the compensation paid by the Company to the NEOs during Fiscal 2018 and Fiscal 2017.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(1)	Annual Incentive Plans ($)(2)	Long- term incentive plans ($)	Pension Value ($)	All Other Compensation (3)(4) ($)		Total Compensation ($)
Dani Reiss	2018	1,019,231	—	986,314	2,316,420	—	—	—		4,321,965
	2017	1,009,772	—	—	1,452,900	—	—	—		2,462,672
John Black	2018	285,385	—	—	219,569	—	—	15,059		520,013
	2017	279,092	—	—	101,500	—	—	8,309		388,901
Lee Turlington	2018	451,033	—	—	353,741	—	—	312,765	(5)	1,117,539
	2017	250,545	—	427,419	165,416	—	—	—		843,380
Scott Cameron	2018	382,212	—	—	294,066	—	—	17,954		694,232
	2017	288,462	—	—	137,000	—	—	8,221		433,683
Kara MacKillop	2018	248,461	—	30,818	201,775	—	—	13,272		494,326
	2017	197,000	—	—	104,811	—	—	8,908		310,719

Notes:

(1)	The value indicated under the “Option-Based Awards” column reflects the estimated fair value of the options on their respective date of grant. It does not represent cash received by the optionees, and the actual value realized upon the future vesting and exercise of such options may be greater or less than the grant date fair value indicated under the “Option-Based Awards” column above. The assumptions used to measure the fair value of the options granted during Fiscal 2018 under the Black-Scholes option pricing model and during Fiscal 2017 under the Monte Carlo valuation model at the grant date were as follows:

	Fiscal 2018	Fiscal 2017
Weighted average stock price valuation	$31.91	—
Stock price valuation	—	$5.93 to $9.51
Weighted average exercise price	$31.91	—
Exercise price	—	$4.62 to $8.94
Risk-free interest rate	1.34%	0.51%
Expected life in years	5	10
Expected dividend yield	—	—
Volatility	40%	30%
Weighted average fair value of options issued	$9.80	—
Fair value of options issued in the period	—	3.20

Both Black-Scholes and the Monte Carlo models are widely used by the financial industry and by other public companies for securities valuations. The valuation methodologies used are consistent with IFRS 2, Share-Based Payment.

(2)	Amounts shown under the “Annual Incentive Plans” represent the annual bonuses awarded to each NEO for services rendered in Fiscal 2018, which bonuses were paid after the end of Fiscal 2018. See “Executive Compensation—Discussion and Analysis—Elements of Compensation—Annual Bonus”.
(3)	The figures for Mr. Black, Mr. Cameron and Ms. MacKillop include Group RRSP benefits. The figures for all NEOs include the dollar value of insurance premiums paid by the Company for the benefit of each NEO during Fiscal 2018.
(4)	For Fiscal 2018, none of the NEOs other than Mr. Turlington were entitled to perquisites or other personal benefits that in are worth $50,000 or more in the aggregate or 10% or more of each such NEO’s total salary for Fiscal 2018.
(5)	Amounts shown include Mr. Turlington’s accommodation and travel allowances of $271,918 in Fiscal 2018. Mr. Turlington’s employment agreement provides for reimbursement of up to $60,000 per year for accommodations and reasonable transportation while in Toronto for Company business, as well as a travel allowance of up to $30,000 for Mr. Turlington and his family to travel between their home and Toronto. These reimbursement amounts were subsequently increased in March 2017 to $9,450 per month, retroactive to September 1, 2016 and grossed up for applicable taxes, and paid in full in Fiscal 2018.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards Table

The following table summarizes, for each of the NEOs, the number of option-based awards which were outstanding as at March 31, 2018, being the last day of Fiscal 2018.

	Option-Based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options ($)(1)
Dani Reiss	105,263	30.73	June 1, 2027	1,303,156
John Black	445,094	0.02	April 17, 2024	19,179,100
Lee Turlington	197,379	4.62	April 1, 2026	7,597,118
Scott Cameron	384,889	4.62	January 4, 2026	14,814,378
Kara MacKillop	3,289	30.73	June 1, 2027	40,718
	119,322	0.25	September 8, 2024	5,114,141

Notes:

(1)	Based on the closing price of the Subordinate Voting Shares on the TSX ($43.11) on March 29, 2018, being the last trading day before the end of Fiscal 2018.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides, for each of the NEOs, a summary of the value of the option-based and share-based awards vested or non-equity incentive plan compensation earned during Fiscal 2018. No share-based awards were outstanding during Fiscal 2018.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(2) ($)
Dani Reiss	—	2,316,420
John Black	6,397,477	219,569
Lee Turlington	1,510,795	353,741
Scott Cameron	6,640,146	294,066
Kara MacKillop	1,676,295	201,775

Notes:

(1)	Calculated as the difference between the market price of the Subordinate Voting Shares on the date of vesting and the exercise price payable in order to exercise the vested stock options.
(2)	Amounts are equal to those shown in the “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” column in the Summary Compensation Table.

Equity Incentive Plans

Omnibus Incentive Plan

The Omnibus Incentive Plan allows for a variety of equity-based awards that provide different types of incentives to be granted to the directors, executive officers, employees and consultants, including options, share appreciation rights, unvested shares and restricted share units, collectively referred to as awards. The Board of Directors is responsible for administering the Omnibus Incentive Plan, and may delegate its responsibilities thereunder. The following discussion is qualified in its entirety by the full text of the Omnibus Incentive Plan.

The Board of Directors, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom awards shall be granted and determine, if applicable, the number of Subordinate Voting Shares to be covered by such awards and the terms and conditions of such awards. Subordinate Voting Shares underlying options terminated, surrendered or cancelled under the Legacy Option Plan are available for issuance under the Omnibus Incentive Plan. If

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an outstanding award expires or is terminated, surrendered or cancelled for any reason without having been exercised or settled in full, or if Subordinate Voting Shares acquired pursuant to an award subject to forfeiture are forfeited, the Subordinate Voting Shares covered by such award, if any, will again be available for issuance under the Omnibus Incentive Plan. Subordinate Voting Shares will not be deemed to have been issued pursuant to the Omnibus Incentive Plan with respect to any portion of an award that is settled in cash.

Individual Limits. The maximum number of Subordinate Voting Shares for which options may be granted and the maximum number of Subordinate Voting Shares subject to share appreciation rights which may be granted to any person in any fiscal year is, in each case, 200,000 Subordinate Voting Shares. The maximum number of Subordinate Voting Shares subject to other awards which may be granted to any person in any fiscal year is 200,000 Subordinate Voting Shares. The maximum amount that may be paid to any person in any fiscal year with respect to cash awards is $500,000 and with respect to cash awards with a performance period longer than one year is $1,000,000.

Non-Employee Director Limits. The maximum aggregate grant date fair value, as determined in accordance with IFRS 2, of awards granted to any non-employee director for service as a director pursuant to the Omnibus Incentive Plan during any fiscal year, together with any other fees or compensation paid to such director outside of the Omnibus Incentive Plan for services as a director may not exceed $500,000 (or, in the fiscal year of any director’s initial service, $750,000).

Insider Participation Limit. The aggregate number of Subordinate Voting Shares issuable to insiders and their associates at any time under the Omnibus Incentive Plan, the Legacy Option Plan or any other proposed or established share compensation arrangement, shall not exceed 10% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares, and the aggregate number of Subordinate Voting Shares issued to insiders and their associates under the Omnibus Incentive Plan, the Legacy Option Plan or any other proposed or established share compensation arrangement within any one-year period shall not exceed 10% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

Options. All options granted under the Omnibus Incentive Plan have an exercise price determined and approved by the Board of Directors at the time of grant, which shall not be less than the market price of the Subordinate Voting Shares on the date of the grant. For purposes of the Omnibus Incentive Plan, the market price of the Subordinate Voting Shares as at a given date shall be the volume weighted average trading price on the TSX for the five trading days before such date.

Subject to any vesting conditions, an option shall be exercisable during a period established by the Board of Directors which shall not be more than ten years from the grant date of the option. The Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period. As of the date of this circular, 566,015 options (1.2% of the Subordinate Voting Shares reserved for issuance under the Omnibus Incentive Plan) have been granted under the Omnibus Incentive Plan.

Share Appreciation Rights. For share appreciation rights granted under the Omnibus Incentive Plan, the participant, upon exercise of the share appreciation right, will have the right to receive a number of Subordinate Voting Shares equal in value to the excess of: (a) the market price of a Subordinate Voting Share on the date of exercise over (b) the grant price of the share appreciation right as determined by the Board of Directors, which grant price cannot be less than the market price of a Subordinate Voting Share on the date of grant. Subject to any vesting conditions imposed by the Board of Directors, a share appreciation right shall be exercisable during a period established by the Board of Directors which shall not be more than ten years from the date of the granting of the share appreciation right. The Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period. As of the date of this Circular, no Share Appreciation Rights have been granted to any NEO or employee of the Company.

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Unvested Shares. The Board of Directors is authorized to grant awards of Subordinate Voting Shares subject to vesting conditions to eligible persons under the Omnibus Incentive Plan. The Subordinate Voting Shares awarded with vesting conditions will be subject to such restrictions and other conditions as the Board of Directors may impose (including, without limitation, a restriction on or prohibition against the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Board of Directors determines (and, thereupon, the Subordinate Voting Shares awarded would not be subject to any different restrictions or conditions from the other Subordinate Voting Shares of the Company). As of the date of this Circular, no Unvested Shares have been granted to any NEO or employee of the Company.

Restricted Share Units. The Board of Directors is authorized to grant restricted share units evidencing the right to receive Subordinate Voting Shares (issued from treasury or purchased on the open market), cash based on the value of a Subordinate Voting Share or a combination thereof at some future time to eligible persons under the Omnibus Incentive Plan. The delivery of the Subordinate Voting Shares or cash may be subject to the satisfaction of performance conditions or other vesting conditions.

Performance Criteria. The Omnibus Incentive Plan provides that grants of awards under the Omnibus Incentive Plan may be made based upon, and subject to achieving, “performance criteria” over a specified performance period. Performance criteria with respect to those awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) (“Section 162(m)”) of the Internal Revenue Code of 1986, as amended (the “Code”) are limited to an objectively determinable measure or objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; net sales; sales by location or store type; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, and/or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital, capital employed or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; operating efficiencies; operating income; net income; share price; shareholder return; sales of particular products or services; customer acquisition or retention; buyer contribution; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings.

To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m), the Board of Directors (or a committee of the Board of Directors that meets certain requirements of Section 162(m)) may provide in the case of any award intended to qualify for such exception that one or more of the performance objectives applicable to an award will be adjusted in an objectively determinable manner to reflect events (for example, the impact of charges for restructurings, discontinued operations, mergers, acquisitions, extraordinary items, and other unusual or non-recurring items, and the cumulative effects of tax or accounting changes, each as defined by generally accepted accounting principles) occurring during the performance period of such award that affect the applicable performance objectives.

Adjustments. In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the Subordinate Voting Shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course, or any transaction or change having a similar effect, the Board of Directors shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable.

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Trigger Events; Change of Control. The Omnibus Incentive Plan provides that certain events, including termination for cause, resignation, termination other than for cause, retirement, death or disability, may trigger forfeiture or reduce the vesting period, where applicable, of the award, subject to the terms of the participant’s agreement. A participant’s grant agreement or any other written agreement between a participant and the Company may provide, where applicable, that unvested awards be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. The Board of Directors may at its discretion accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any award, provided that the period during which an option or a share appreciation right is exercisable does not exceed ten years from the date such option or share appreciation right is granted or that the restriction period relating to a restricted share unit does not exceed three years. Similarly, in the event of a change of control, the Board of Directors will have the power, in its sole discretion, to modify the terms of the Omnibus Incentive Plan and/or the awards granted thereunder (including to cause the vesting of all unvested awards) to assist the participants to tender into a take-over bid or any other transaction leading to a change of control. In such circumstances, the Board of Directors shall be entitled to, in its sole discretion, provide that any or all awards shall terminate, provided that any such outstanding awards that have vested shall remain exercisable until consummation of such change of control, and/or permit participants to conditionally exercise awards.

Amendments and Termination. The Board of Directors may suspend or terminate the Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Omnibus Incentive Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable law and with the prior approval, if required, of the shareholders, the New York Stock Exchange (“NYSE”), the TSX or any other regulatory body having authority over the Company, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the Omnibus Incentive Plan, provided however, subject to any applicable rules of the NYSE and the TSX, the Board of Directors may from time to time, in its absolute discretion and without the approval of shareholders, make, amongst others, the following amendments to the Omnibus Incentive Plan or any outstanding award:

(1)	any amendment to the vesting provisions, if applicable, or assignability provisions of awards;

(2)	any amendment to the expiration date of an award that does not extend the terms of the award past the original date of expiration for such award;

(3)	any amendment regarding the effect of termination of a participant’s employment or engagement;

(4)	any amendment which accelerates the date on which any option or share appreciation right may be exercised under the Omnibus Incentive Plan;

(5)	any amendment to the definition of an eligible person under the Omnibus Incentive Plan;

(6)	any amendment necessary to comply with applicable law or the requirements of the NYSE, the TSX or any other regulatory body;

(7)	any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;

(8)	any amendment regarding the administration of the Omnibus Incentive Plan;

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(9)	any amendment to add or amend provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback; and

(10)	any other amendment that does not require the approval of the holders of Subordinate Voting Shares pursuant to the amendment provisions of the Omnibus Incentive Plan.

For greater certainty, the Board of Directors shall be required to obtain shareholder approval to make the following amendments:

(1)	any increase in the maximum number of Subordinate Voting Shares that may be issuable pursuant to the Omnibus Incentive Plan;

(2)	except for adjustments permitted by the Omnibus Incentive Plan, any reduction in the exercise price of an option or share appreciation right or any cancellation of an option or share appreciation right and replacement of such option or share appreciation right with an option or share appreciation right with a lower exercise price, to the extent such reduction or replacement benefits an insider;

(3)	any extension of the term of an award beyond its original expiry time to the extent such amendment benefits an insider;

(4)	any increase in the maximum number of Subordinate Voting Shares that may be issuable to insiders pursuant to the insider participation limit; and

(5)	any amendment to the amendment provisions of the Omnibus Incentive Plan.

Except as specifically provided in an award agreement approved by the Board of Directors, awards granted under the Omnibus Incentive Plan are generally not transferable other than by will or the laws of descent and distribution.

The Company currently does not provide any financial assistance to participants under the Omnibus Incentive Plan.

Legacy Option Plan

The Company has previously granted options to acquire Class B Common Shares and Class A Junior Preferred Shares to certain directors, officers and employees under the Legacy Option Plan. In connection with a series of transactions and amendments to the Company’s share capital in advance of the IPO (the “Recapitalization”), such options became options to acquire Class A Common Shares under the Legacy Option Plan. In connection with the IPO, the Legacy Option Plan was amended such that options to acquire Class A Common Shares constitute options to purchase an equal number of Subordinate Voting Shares at the same exercise price, once the applicable options are otherwise vested and exercisable. The following discussion is qualified in its entirety by the full text of the Legacy Option Plan. No additional options will be granted under the Legacy Option Plan.

The Legacy Option Plan allows for the grant of options to the directors, officers and full-time and part-time employees and those of the Company’s affiliates. The Board of Directors is responsible for administering the Legacy Option Plan and has the sole and complete authority, in its sole discretion, to determine the individuals to whom options may be granted and to grant options in such amounts and, subject to the provisions of the plan, on such terms and conditions as it determines including: (i) the time or times at which options may be granted, (ii) the exercise price, (iii) the time or times when each option vests and becomes exercisable and the duration of the exercise period (provided however that the exercise period may not exceed 10 years), (iv) whether restrictions or limitations are to be imposed on the Subordinate Voting Shares underlying options and the nature of such restrictions or limitations and (v) any acceleration of exercisability or waiver of termination regarding any option.

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Pursuant to the Legacy Option Plan, the aggregate number of shares that may be issued pursuant to the exercise of options cannot represent more than 5,899,660 Subordinate Voting Shares, which is equal to the number of Subordinate Voting Shares underlying outstanding options under the Legacy Option Plan as of the date of amendment. Following completion of the IPO, the Subordinate Voting Shares issuable upon exercise of such options represented, in the aggregate, approximately 6% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding.

An option granted under the Legacy Option Plan is exercisable no later than ten years after the date of grant. In order to facilitate the payment of the exercise price of the options, the Legacy Option Plan allows for the participant to surrender options in order to “net exercise”, subject to the procedures set out in the Legacy Option Plan, including the consent of the Board of Directors.

Trigger Events; Change of Control. The Legacy Option Plan provides that certain events, including termination for cause, termination without cause, retirement, disability or death, may trigger forfeiture or reduce the vesting period, where applicable, of the option, subject to the terms of the participant’s agreement. The Board of Directors may, in its discretion, at any time prior to or following such events, permit the exercise of any or all options held by the optionee in the manner and on the terms authorized by the Board of Directors, provided that the Board of Directors cannot, in any case, authorize the exercise of an option beyond the expiration of the exercise period of the particular option. Otherwise, options granted may generally only be exercised during the lifetime of the optionee by such optionee personally. The Legacy Option Plan also provides that, in connection with a subdivision or consolidation of the Shares or any other capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), the Board of Directors may make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. In the event of an amalgamation, combination, plan of arrangement, merger or other reorganization, including by sale or lease of assets or otherwise, or of the payment of an extraordinary dividend, the Board of Directors may also make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. In the event of certain change of control transactions, the Board of Directors may (i) provide for substitute or replacement options of similar value from, or the assumption of outstanding options by, the acquiring or surviving entity or one or more of its affiliates; (ii) provide that all options shall terminate, provided that any outstanding vested options shall remain exercisable until consummation of such change of control transaction or (iii) accelerate the vesting of any or all outstanding options.

Amendments and Termination. The Board of Directors may, without notice, at any time from time to time, amend, suspend or terminate the Legacy Option Plan or any provisions hereof in such respects as it, in its sole discretion, determines appropriate, except that it may not without the consent of the optionee (or the representatives of his or her estate) materially alter or impair any rights or obligations arising from any option previously granted to such optionee under the Legacy Option Plan that remains outstanding.

The Legacy Option Plan also includes general amendment provisions similar to the provisions described under “Omnibus Incentive Plan – Amendments and Termination”.

Recapitalization. As a result of the Recapitalization, all of the outstanding options under the Legacy Option Plan became options to acquire Class A Common Shares thereunder. As of March 31, 2018, options to acquire a total of 3,308,336 Subordinate Voting Shares are outstanding under the Legacy Option Plan.

Amendments to Legacy Option Plan Awards. In connection with the IPO, the Legacy Option Plan was amended and restated to, among other things, include terms and conditions required by the TSX for a stock option plan and to mirror the terms of the Omnibus Incentive Plan summarized above under “Equity Incentive Plans—Omnibus Incentive Plan” to the extent applicable to a “legacy” stock option plan under similar circumstances.

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Fiscal 2018 Award Amendments. During Fiscal 2018, the Company amended certain option-based awards (the “Option Amendments”) granted under the Legacy Option Plan to four former employees of the Company, namely Kevin Spreekmeester, Paul Silvertown, Ian Widmer and Matthew Page. The Option Amendments were adopted pursuant to the approval of the Board of Directors, in accordance with the terms of the Legacy Option Plan. Accordingly, security holder approval was not required or obtained in respect of the Option Amendments. Approval of the TSX was, however, obtained in respect of each of the Option Amendments. The Option Amendments consisted of the following amendments:

Optionee	Description of Amendment	Effective Date

Kevin Spreekmeester	Waiver of time-vesting conditions for a total of 102,714 options and related cancellation of 102,714 options.	May 30, 2017

	Waiver of automatic expiration provisions to allow options held to be retained post retirement and, as applicable, continue to vest in accordance with their terms.	May 30, 2017

	Waiver of time-vesting conditions for a total of 205,427 options and waiver of performance-vesting conditions affecting 171,190 options.	June 13. 2017

Paul Silvertown	Waiver of time-vesting conditions for a total of 22,824 options and related cancellation of 68,478 options.	May 30, 2017

	Waiver of automatic expiration provisions to allow options held to be retained post retirement and, as applicable, continue to vest in accordance with their terms.	May 30, 2017

Ian Widmer	Waiver of performance-vesting conditions for a total of 27,494 options and related cancellation of 54,990 options.	May 30, 2017

	Waiver of automatic expiration provisions to allow vested options to be retained post cessation of employment for a total of 75 days.	April 11, 2017

Matthew Page	Waiver of automatic expiration provisions to allow options to be retained post cessation of employment on November 16, 2017 with, ultimately, 44,443 options being subject to immediate exercise on January 9, 2018, and 44,444 options being exercisable six months post cessation of employment.	November 16, 2017 and January 8, 2018

Jacqueline Poriadjian	Waiver of automatic expiration provisions to allow 63,434 unvested options to continue to vest in accordance with their terms and be retained post cessation of employment on April 2, 2018 in each case until May 25, 2018.	February 7, 2018 and April 2, 2018

In each case, the Option Amendments did not have the effect of extending the term of the options to acquire Subordinate Voting Shares past their initial expiration period, being 10 years from their respective date of grant.

Employee Share Purchase Plan

In connection with the IPO, the Company adopted an employee share purchase plan (the “ESPP”), pursuant to which eligible employees will be able to acquire Subordinate Voting Shares in a convenient and systematic manner through payroll deductions. On June 13, 2017 and November 8, 2017, the Board of Directors approved certain amendments to the ESPP. The following discussion is qualified in its entirety by the full text of the ESPP.

Unless otherwise determined by the Board of Directors, participation in the ESPP is open to employees of Canada Goose in Canada and the United States who are customarily employed for at least 25 hours per week and are not participating in another equity based incentive program of the Company. The Company currently allows participation in the ESPP only by employees who are not employed in a director-level capacity or more senior capacity. Participation in the ESPP is voluntary. Eligible employees are able to contribute up to 10% of their gross base earnings for purchases under the ESPP and the Company matches one-third of the contributions made by such employees.

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At the Company’s option, Subordinate Voting Shares purchased under the ESPP will be issued from treasury at the market price of the Subordinate Voting Shares on such date or acquired through open market purchases, in each case in accordance with all applicable laws and the terms and conditions of the ESPP. For the purposes of the ESPP, the market price of the Subordinate Voting Shares as at a given date shall be the closing price on TSX or the NYSE, depending on the currency in which the employee’s compensation is paid, on the trading day preceding such date. The number of Subordinate Voting Shares reserved for issuance under the ESPP is equal to 500,000 Subordinate Voting Shares (representing less than 1% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares as of the closing of the IPO). Under the ESPP, Subordinate Voting Shares acquired by eligible employees are required to be held for a period of one year while such eligible employees are employed by the Company.

The ESPP is administered by the Board of Directors, which may delegate its authority thereunder as contemplated by the ESPP. The Board of Directors has the authority, in the case of special dividends or distributions, specified reorganizations and other transactions, to determine appropriate equitable adjustments, if any, to be made under the ESPP, including adjustments to the number of Subordinate Voting Shares which have been authorized for issuance under the ESPP. The Board of Directors has the right to amend, suspend or terminate the ESPP, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). Subject to certain exceptions, the Board of Directors is entitled to make amendments to the ESPP without shareholder approval.

Securities Underlying Equity Compensation Plans

The following table provides a summary, as at March 31, 2018, a summary of the securities granted under each of the Company’s plans:

Equity Compensation Plan(1)	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the second column)
Legacy Option Plan	3,308,336	2.11	—
Omnibus Incentive Plan	339,237	30.06	6,499,536
ESPP	Not applicable.	Not applicable.	500,000
Total	3,647,573	4.71	6,999,536

Notes:

(1)	Each of the Legacy Option Plan (as amended), Omnibus Incentive Plan and ESPP were approved by shareholders of the Company on March 13, 2017. As of the IPO, no further awards will be made under the Legacy Option Plan.

Burn rates

The following table provides the number of securities granted under each of the Company’s security-based compensation arrangements, being the Legacy Option Plan, the Omnibus Incentive Plan and the ESPP, for Fiscal 2018 and Fiscal 2017 expressed as a percentage of the weighted average number of outstanding Shares for the applicable fiscal year.

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Fiscal Year	Number of Stock Options Granted under Legacy Option Plan	Number of Stock Options Granted under Omnibus Incentive Plan	Number of Shares Granted under ESPP	Weighted Average Number of Shares	Legacy Option Plan Burn Rate(1)	Omnibus Incentive Plan Burn Rate(1)	ESPP Burn Rate(1)
2018	—	352,893	—	107,250,039	Nil.	0.3%	—
2017	821,095	—	—	100,262,026	0.8%	Nil.	—

Notes:

(1)	The burn rate is calculated by dividing the number of securities granted during the applicable fiscal year by the weighted average number of Shares outstanding for the applicable fiscal year.

Termination and Change of Control Benefits

Employment Agreements

The Company has entered into employment agreements with each of the NEOs. These agreements provide for the NEOs’ base salary, bonus entitlements, vacation and benefits and other matters related to the NEOs’ employment.

The employment agreements also provide for certain entitlements in the event of the termination of the NEOs’ employment.

Mr. Reiss

Termination Entitlements

The employment agreement of Mr. Reiss provides that in the event of the termination of his employment by the Company without cause or if he resigns for good reason, the Company shall provide him with (i) a severance amount representing two times his base salary plus two times the average of the annual bonus earned by Mr. Reiss in the two completed fiscal years preceding the date of the termination of his employment; (ii) a pro rata bonus amount for the year in which the termination occurs, based on the actual bonus amount paid in the prior year; and (iii) the continuation of Mr. Reiss’ participation in the benefits plans for a period of two years following the date of termination of employment (the “Severance Benefits”). Pursuant to Mr. Reiss’s employment agreement, “good reason” constitutes a material diminution in the nature or scope of Mr. Reiss’s duties, authority and/or responsibilities; a reduction in base salary, bonus opportunity (i.e. the target bonus) or long term incentive opportunity; a material breach or non-observance by the Company of any provision of the employment agreement which is not remedied; any requirement by the Company that Mr. Reiss’s principal office be relocated, or that the Company’s headquarters be relocated, to a location which is outside of Toronto; or if the Company and/or its affiliates move or have definitive plans to move any of their production outside of Canada.

The Severance Benefits are conditional on Mr. Reiss executing a release in favour of the Company.

Restrictive Covenants

The Severance Benefits are conditional on Mr. Reiss’s continued compliance with his obligations under his employment agreement which apply after the termination of his employment including a protection of confidential information covenant, an assignment of rights to intellectual property covenant, a non-competition covenant applicable for a period of 12 months following termination of employment and non-solicitation of customers and employees covenants applicable for a period of 24 months following termination of employment.

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Other NEOs

Termination Entitlements

Mr. Black and Ms. MacKillop

The employment agreements of Mr. Black and Ms. MacKillop provide that in the event of the termination of their employment without cause, the Company will provide them with a prior notice or pay in lieu of notice (calculated on base salary) equal to nine months for Mr. Black and ten months for Ms. MacKillop; and continuation of insured benefits for such notice period.

Mr. Turlington

The employment agreement of Mr. Turlington provides that in the event of his termination of employment without cause, the Company will provide him with salary continuance for a period of 12 months as well as the continuation of his insured benefits for such period. In such event, he would also be entitled to a bonus in respect of the fiscal year during which he received notice of termination calculated on a pro rata basis.

Mr. Cameron

The employment agreement of Mr. Cameron provides that in the event of the termination of his employment without cause, the Company will provide him with prior notice or pay in lieu of notice (calculated on base salary) equal to two weeks’ plus an additional four weeks per year of completed service up to a maximum of 52 weeks. In such event, he is also entitled to the continuation of his insured benefits for such notice period.

Restrictive Covenants

The employment agreements of Mr. Black and Mr. Cameron include certain restrictive covenants which continue to apply after the termination of their employment including a protection of confidential information covenant, a protection of intellectual property as well as non-solicitation of customers and employees and non-competition covenants applicable for a period of 12 months following termination of employment.

The restrictive covenants included in the employment agreements of Ms. MacKillop and Mr. Turlington are similar to those of Mr. Black and Mr. Cameron. However, the non-competition covenant of Mr. Turlington and the protection of intellectual property and non-solicitation covenants included in both the agreements of Mr. Turlington and Ms. MacKillop continue to apply for a period of 24 months following termination of employment (rather than 12 months). Moreover, in both the employment agreements of Ms. MacKillop and Mr. Turlington the non-solicitation covenants cover not only the customers and employees of the Company but also its prospective customers and independent contractors.

Option Agreements

Mr. Turlington’s option agreement (as amended) under the Legacy Option Plan provides that in the event his employment is terminated without cause before the third anniversary of the date of the grant (options were granted on April 1, 2016), then to the extent any options held by Mr. Turlington are vested and exercisable on the date of termination of employment then such options shall continue to vest and be exercisable in accordance with the plan and any options not then vested or exercisable as at the date of termination of employment shall immediately expire and be cancelled on such date.

The option agreements (as amended) of Mr. Black, Mr. Turlington, Mr. Cameron and Ms. MacKillop under the Legacy Option Plan provide that immediately prior to and conditional on the consummation of a change of control transaction (i.e. a transaction which constitutes a sale or other transaction pursuant to which a person or entity that did not directly or indirectly own shares or other equity in the Company prior to such sale or other transaction acquires all of the outstanding shares and other outstanding equity interests in the Company), they shall be entitled to accelerated vesting of their stock options in accordance with the terms and conditions of these agreements.

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Change of Control Agreements

Other than the treatment of the options of Mr. Black, Mr. Turlington, Mr. Cameron and Ms. MacKillop under the Legacy Option Plan, the Company has not entered into any agreements or arrangements with its NEOs that would provide for specific entitlements in the event of a change of control of the Company.

Estimated Incremental Amounts Payable

The following table sets forth the estimates of the incremental amounts payable to each of the NEOs upon termination of employment without cause or change of control assuming that such events took place at the end of Fiscal 2018.

The table does not include the value of insurance benefits that could be continued for a few months following the occurrence of the respective event since they are generally available to all salaried employees.

Name	Termination without Cause(1) ($)		Change of Control(2)(3) ($)
Dani Reiss	5,457,870		—
John Black	218,410		6,393,199.18
Lee Turlington	$585,645.48	(4)	3,809,777.75
Scott Cameron	73,558		10,257,243.78
Kara MacKillop	208,333		6,512,502.74

Notes:

(1)	Including resignation for good reason for Mr. Reiss.
(2)	The option agreements entered into between the Company and each of Messrs. Black, Turlington and Cameron and Ms. MacKillop, provide for the acceleration of unvested options upon a change of control of the Company. These amounts represent the in-the-money value of unvested options based on the closing price of the Subordinate Voting Shares on the TSX ($43.11) on March 29, 2018, being the last trading day before the end of Fiscal 2018.
(3)	A termination without cause (including resignation for good reason in the case of Mr. Reiss) in connection with a change of control would give rise, in addition, to amounts reported under “Termination without Cause” in this table to become payable.
(4)	US $452,200, converted at the Bank of Canada’s daily exchange rate for March 29, 2018 (US $1.00 for $1.2894).

The actual amounts to be paid out under any of the above scenarios can only be determined at the time of the NEO’s actual separation from the Company.

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DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Overall Approach

As a corporation incorporated under the Business Corporations Act (British Columbia) (“BCBCA”) and listed on both the TSX and the NYSE, the Company is subject to various Canadian and U.S. legislation, rules, regulations, standards and recommendations related to governance practices. The Company, through the nominating and governance committee of the Board of Directors (the “Nominating and Governance Committee”), reviews on a regular basis legislative and regulatory requirements as well as the best practice recommendations of various organizations and shareholders.

The Board of Directors and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements, including National Policy 58-201 – Corporate Governance Guidelines (the “Corporate Governance Guidelines”), the corporate governances rules of the NYSE and TSX, and the applicable Canadian and U.S. corporate and securities laws, including the provisions of the BCBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act.

Foreign Private Issuer

Section 310.00 of the NYSE Listed Company Manual generally requires that a listed company’s by-laws provide for a quorum for any meeting of the holders of the Company’s common shares that is sufficiently high to ensure a representative vote. Pursuant to the NYSE corporate governance rules the Company, as a foreign private issuer, has elected to comply with practices that are permitted under Canadian law in lieu of the provisions of Section 310.00. The Company’s articles provide that a quorum of shareholders shall be the holders who, in the aggregate hold at least 25% of the issued shares plus at least a majority of Multiple Voting Shares entitled to be voted at the Meeting, irrespective of the number of persons actually present at the Meeting. The Company may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following the Company’s home country governance practices, as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers.

The Canadian Securities Administrators has issued the Corporate Governance Guidelines, together with certain related disclosure requirements pursuant to NI 58-101. The Company recognizes that good corporate governance plays an important role in the Company’s overall success and in enhancing shareholder value and, accordingly, the Company has adopted certain corporate governance policies and practices which reflect the Company’s consideration of the recommended Corporate Governance Guidelines.

Set out below are certain key governance practices that are, in the Company’s view, essential in creating a board and committees that can function independently and effectively and add significant value to the Company.

Board Composition and Director Independence

The Board of Directors is currently comprised of eight directors, five of whom are independent. As such, the Board of Directors is currently comprised of a majority of independent directors. If all proposed nominees for election to the Board of Directors at this Meeting are elected, the Board of Directors will be comprised of eight directors, five of whom are independent. Under the listing rules of the NYSE (the “NYSE Listing Rules”), an independent director means a person who, in the opinion of the Board of Directors, has no material relationship with the Company. Under NI 58-101, an independent director is a

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director who is free from any direct or indirect material relationship with the Company which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Based on information provided by each director concerning his or her background, employment and affiliations, the Board of Directors has determined that Mr. Gunn, Mr. Huët, Mr. Davison, Ms. Chiquet and Ms. Butts representing five of the eight members of the Board of Directors, are “independent” as that term is defined under the NYSE Listing Rules, NI 58-101 and Rule 10A-3 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). In making this determination, the Board of Directors considered the current and prior relationships that each such non-employee director has with the Company and all other facts and circumstances the Board of Directors deemed relevant in determining their independence. Mr. Reiss is considered not independent by reason of the fact that he is the President & Chief Executive Officer. Mr. Bekenstein and Mr. Cotton are considered not independent by reason of their relationships with Bain Capital. Seven of the eight proposed nominees for election to the Board of Directors are not members of the Company’s management.

The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management of the Company. For instance, the independent directors of the Company will consider, at each meeting, whether an in camera meeting without the non-independent directors and members of management would be appropriate, and will hold an in camera meeting where appropriate. In addition, any independent director may, at any time, if considered necessary to facilitate open and candid discussion among the independent directors, call a meeting or request an in camera session without management and non-independent directors. Two such meetings were held during Fiscal 2018.

Pursuant to its charter, the Nominating and Governance Committee is responsible for selecting candidates for election as independent directors, including replacements for designees of the Bain Capital Entity and Mr. Reiss, as applicable, as and when they lose the right to designate a member of the Board of Directors under the Investor Rights Agreement. See “Disclosure of Corporate Governance Practices – Investor Rights Agreement”. The Board of Directors developed and approved written position descriptions for the President & Chief Executive Officer, the Chief Financial Officer, the Chairman of the Board of Directors and each chairperson of the board committees. See “Board of Directors Committees — Nominating and Governance Committee” and “Business of the Meeting—Election of Directors”.

The Board of Directors has not adopted director term limits, a retirement policy for its directors or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nominating and Governance Committee of the Board of Directors will develop appropriate qualifications and criteria for the Board of Directors as a whole and for individual directors. The Nominating and Governance Committee will also conduct a process for the assessment of the Board of Directors, each committee and individual director regarding his, her or its effectiveness and contribution, and will also report evaluation results to the Board of Directors on a regular basis. It is further the responsibility of the Nominating and Governance Committee to develop a succession plan for the Board of Directors, including maintaining a list of qualified candidates for director positions.

The Nominating and Governance Committee is continuing to evaluate candidates to further diversify and strengthen the Board of Directors. Under the BCBCA, the Board of Directors may be expanded following the Meeting by up to one-third of the number of directors elected at the Meeting by way of resolutions from the Board of Directors.

Directorship of Other Reporting Issuers

Members of the Board of Directors are also members of the boards of other public companies. See “Business of the Meeting—Election of Directors—Nominees for Election to the Board of Directors”. The Board of Directors did not adopt a director interlock policy but is keeping informed of other public directorships held by its members. As at June 29, 2018, the Company’s directors that served together on any other company’s board of directors were Messrs. Bekenstein and Gunn who both serve on the board of directors of Dollarama Inc.

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Mandate of the Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Company, including providing guidance and strategic oversight to management. The Board of Directors holds regularly scheduled meetings as well as ad hoc meetings from time to time. The Board of Directors has adopted a formal mandate for the Board of Directors. The responsibilities of the Board of Directors include:

•	adopting a strategic planning process, approving the principal business objectives for the Company and approving major business decisions and strategic initiatives;

•	appointing the President & Chief Executive Officer of the Company and developing the corporate goals and objectives that the President & Chief Executive Officer should meet, and reviewing the performance of the President & Chief Executive Officer against such goals and objectives;

•	overseeing communications with shareholders, other stakeholders, analysts and the public, including the adoption of measures for receiving feedback from stakeholders; and

•	monitoring the implementation of procedures, policies and initiatives relating to corporate governance, risk management, corporate social responsibility, health and safety, ethics and integrity.

Under its mandate, the Board of Directors is entitled, among other things, to delegate certain matters it is responsible for to Board of Directors’ committees and to engage outside advisers, at the Company’s expense, where, in its view, additional expertise or advice is required. The text of the Board of Directors’ mandate is attached to this Circular as “Schedule A”.

Position Descriptions

The Chairman of the Board of Directors and Committee Chairs

The responsibilities of the Chairman of the Board of Directors are set out in a written position description, which provides that the Chairman is expected to provide leadership to the Board of Directors, and to set the tone for the Board of Directors to foster effective, ethical and responsible decision-making by them. Among other things, the Chairman presides at meetings of the Board of Directors and generally oversees direction and administration of the Board of Directors, ensuring that the Board of Directors works as a cohesive team, builds a strong corporate governance culture and carries out its duties. The Chairman acts as liaison between the Board of Directors and management, and provides advice and counsel to the President & Chief Executive Officer, committee chairpersons and fellow directors. The Chairman works with the senior management team to monitor progress on strategic planning and implementation. The Chairman works with the President & Chief Executive Officer and senior management team to monitor progress on strategic planning and implementation. The Chairman also works with committees of the Board of Directors to ensure appropriate and effective committee structure and composition.

The Chief Executive Officer and Chief Financial Officer

The Board of Directors intends that the role and responsibilities of the President & Chief Executive Officer are to develop the Company’s vision and strategy and to establish the strategic and operational priorities of the Company and provide leadership support to the Company’s officers for the effective overall management of the business. The Board of Directors intends that the Chief Financial

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Officer will have full oversight of the Company’s finance function, including accounting and controls, planning and analysis and tax and treasury. In addition, the Chief Financial Officer will be a critical leader in the creation, execution and support of the Company’s global growth strategy. To this end, the Chief Financial Officer will act as a business partner to the President & Chief Executive Officer and the Company’s officers, providing broad oversight and trusted advice, both at a strategic and tactical level.

The Board of Directors has also developed and approved written position descriptions for the committee chairpersons. See “Board of Directors Committees — Audit Committee,” “Board of Directors Committees — Nominating and Governance Committee” and “Board of Directors Committees — Compensation Committee”.

Board of Directors Committees

The Board of Directors ensures that the composition of its committees meets applicable statutory independence requirements as well as any other applicable legal and regulatory requirements.

Audit Committee

The Audit Committee must be composed of a minimum of three directors, all of whom meet the independence requirements, including the heightened independence standards for members of the Audit Committee, of the NYSE, the SEC, the BCBCA, NI 58-101 and under Rule 10A-3 of the Exchange Act. The Audit Committee is composed of Mr. Davison, Mr. Gunn and Mr. Huët, with Mr. Davison serving as chairperson of the Audit Committee. The Board of Directors has determined that Mr. Gunn, Mr. Davison and Mr. Huët meet the independence requirements under the rules of the NYSE and the SEC, the BCBCA, NI 58-101 and under Rule 10A-3 of the Exchange Act.

The Board of Directors has determined that each of the members of the Audit Committee is “financially literate” within the meaning of the NYSE rules and NI 58-101, and that the Committee Chair, Mr. Davison, has been identified as an “audit committee financial expert” as required by the NYSE corporate governance rules and the rules adopted by the SEC in accordance with the Sarbanes-Oxley Act and the rules promulgated thereunder by the NYSE. Please see “Election of Directors—Nominees for Election to the Board of Directors” for a description of the education and experience of each of Mr. Davison, Mr. Gunn and Mr. Huët that is relevant to the performance of their responsibilities as an Audit Committee member.

The Board of Directors has adopted a written charter describing the mandate of the Audit Committee. The charter of the Audit Committee reflects the purpose of the Audit Committee, which is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to ensuring that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, ensuring that an effective internal audit process has been implemented, ensuring that an effective risk management and financial controls framework has been implemented and tested by the Company’s management, providing better communication between directors, management, internal auditors and external auditors, overseeing the work and reviewing the independence of the external auditors and reporting to the Board of Directors on any outstanding issue. The text of the charter of the Audit Committee is attached to this Circular as “Schedule B”.

The responsibilities of the chairperson of the Audit Committee are set forth in a written position description, which provides that the chairperson of the Audit Committee presides at meetings of the committee, ensures the efficiency of the committee and that the committee carries out its duties. The chairperson of the Audit Committee also acts as liaison between the committee and the Board of Directors.

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Nominating and Governance Committee

The Nominating and Governance Committee is composed of Mr. Bekenstein, Mr. Cotton and Mr. Reiss, with Mr. Cotton serving as chairperson of the committee. All members of the Nominating and Governance Committee have a working familiarity with corporate governance and nomination matters.

The Board of Directors has adopted a written charter describing the mandate of the Nominating and Governance Committee. The charter of the Nominating and Governance Committee reflects the purpose of the Nominating and Governance Committee, which includes developing and recommending to the Board of Directors criteria for membership on the Board of Directors and its committees; recommending to the Board of Directors the persons to be nominated for election as directors and to each of the committees of the Board of Directors; developing a succession plan for the Board of Directors, including maintaining a list of qualified candidates; assessing the independence of directors within the meaning of securities laws and stock exchange rules as applicable; considering resignations by directors submitted pursuant to the majority voting policy, and making recommendations to the Board of Directors as to whether or not to accept such resignations; reviewing and making recommendations to the Board of Directors in respect of the corporate governance principles; providing for new director orientation and continuing education for existing directors on a periodic basis; performing an evaluation of the performance of the Nominating and Governance Committee; and overseeing the evaluation of the Board of Directors and its committees.

The charter of the Nominating and Governance Committee also provides that the committee is charged with selecting candidates for election as directors. In identifying new candidates for the Company’s Board of Directors, the Nominating and Governance Committee will consider what competencies and skills the Board of Directors, as a whole, should possess, assess what competencies and skills each existing director possesses, considering the Board of Directors as a group, with each individual making his or her own contribution, the personality and other qualities of each director and the overall diversity of the Board of Directors, particularly with respect to the representation of women on the Board of Directors, as these may ultimately determine the boardroom dynamic. Individuals selected as nominees shall have the highest personal and professional integrity, shall have demonstrated exceptional ability and judgment, shall be able to devote sufficient time and resources to his or her duties and shall, in the opinion of the Nominating and Governance Committee, be most effective, in conjunction with the other directors, in collectively serving the long-term interests of the Company.

The responsibilities of the chairperson of the Nominating and Governance Committee are set forth in a written position description, which provides that the chairperson of the Nominating and Governance Committee presides at meetings of the committee, ensures the efficiency of the committee and that the committee carries out its duties. The chairperson of the Nominating and Governance Committee also acts as liaison between the committee and the Board of Directors.

In fulfilling its duties regarding the selection of new candidates to the Board of Directors, the Nominating and Governance Committee may from time to time retain the services of an outside advisory firm in order to provide additional expertise and encourage an objective nominating process.

Compensation Committee

The Compensation Committee must be composed of at least two directors. During Fiscal 2018, the Compensation Committee was composed of Mr. Bekenstein and Mr. Cotton. As of June 18, 2018, Ms. Chiquet also serves as a member of the Compensation Committee. Mr. Bekenstein is the chair of the Compensation Committee.

The primary purpose of the Compensation Committee is to assist the Board of Directors in fulfilling its oversight responsibilities and to make recommendations to the Board of Directors with respect to the compensation of the directors and executive officers. The principal responsibilities and duties of the Compensation Committee include: selecting and appointing the President & Chief Executive Officer,

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providing oversight to the appointment and termination of other executive officers; ensuring that succession planning programs are in place for the President & Chief Executive Officer and other executive officers; evaluating the Company’s President & Chief Executive Officer’s and other executive officers’ performance in light of the goals and objectives established by the Board of Directors and, based on such evaluation, with appropriate input from other independent members of the Board of Directors; determining the President & Chief Executive Officer’s and other executive officers’ compensation; and satisfying itself as to the integrity of the executive officers and the contribution of the executive officers in creating a culture of integrity throughout the organization.

The responsibilities of the Compensation Committee also include providing advice to the Board of Directors regarding the overall compensation strategy for the Company’s employees, administering the Company’s equity-based plans and management incentive compensation plans and making recommendations to the Board of Directors about amendments to such plans and the adoption of any new employee incentive compensation plans and engaging independent counsel and other advisers, as necessary, and determining funding of various services provided by accountants or advisers retained by the Compensation Committee.

The responsibilities of the chairperson of the Compensation Committee are set forth in a written position description, which provides that the chairperson of the Compensation Committee presides at meetings of the committee, ensures the efficiency of the committee and that the committee carries out its duties. The chairperson of the Compensation Committee also acts as liaison between the committee and the Board of Directors.

Assessments

The Nominating and Governance Committee is responsible for establishing and conducting a process for the assessment of the Board of Directors, each committee and individual director regarding his, her or its effectiveness and contribution, and will also report evaluation results to the Board of Directors on a regular basis. The assessment process includes a self-assessment questionnaire approved by the Nominating and Governance Committee. The results are assembled and a report is provided the Nominating and Governance Committee. The Chair of the Nominating and Governance Committee then presents findings and recommendations of the Nominating and Governance Committee to the Board of Directors, as needed.

During the last quarter of Fiscal 2018, the Board of Directors performed an evaluation of its effectiveness as well as that of its committees, and the performance of each director individually in fulfilling their mandates, further to a process implemented by the Nominating and Governance Committee, in accordance with the respective charters of the Board of Directors and the Nominating and Governance Committee.

Orientation and Continuing Education

The Company follows an orientation program for new directors under which a new director will meet separately with the Chair of the Board of Directors, with individual directors and members of the senior executive team. A new director will be presented with comprehensive orientation and education as to the Company’s business, operations and corporate governance (including the role and responsibilities of the Board of Directors, each committee, and directors individually).

The Chairman of the Board of Directors, in conjunction with the Nominating and Governance Committee, is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of the Company’s business remains current. The chairperson of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

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Code of Business Conduct and Ethics

The Company has a written code of business conduct and ethics (the “Code of Business Conduct and Ethics”) that applies to all directors, officers, employees, consultants and contractors of the Company, including those employed by subsidiaries. The objective of the Code of Business Conduct and Ethics is to provide guidelines for maintaining the Company’s commitment to conduct its business and affairs with honesty and integrity and in accordance with high ethical and legal standards. The Code of Business Conduct and Ethics sets out guidance with respect to conflicts of interest and corporate opportunities, protection and proper use of corporate assets, confidentiality and integrity of corporate information, fair dealing, compliance with laws, rules and regulations, commitment to traceability and transparency and reporting of any illegal or unethical behaviour.

The Company has adopted a conflict of interest policy (the “Conflict of Interest Policy”) providing guidelines regarding the avoidance of conflicts of interest, and providing a means for any directors, officers or employees of the Company to communicate potential conflicts to the Company who will consider the facts and circumstances of the situation to decide whether corrective or mitigating action is appropriate. As part of the Conflict of Interest Policy, any person subject to the Code of Business Conduct and Ethics is required to avoid or fully disclose interests or relationships that are harmful or detrimental to the Company’s best interests or that may give rise to real, potential or the appearance of conflicts of interest.

The Board of Directors has also adopted a code of ethics for the CEO and senior financial officers (the “Code of Ethics”) that sets out the fundamental values and standards of behavior that are expected from the President & Chief Executive Officer and the senior financial officers of the Company with respect to all aspects of the Company’s business. The objectives of the Code of Ethics is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely and understandable disclosure in period reports required to be filed by the Company and other public communications made by the Company; compliance with all applicable rules and regulations that apply to the Company; prompt internal reporting to an appropriate person(s) of violations of the Code of Ethics; and accountability for the adherence to the Code of Ethics.

A director who has a material interest in a matter before the Board of Directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by the Board of Directors or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with the relevant provisions of the BCBCA regarding conflicts of interest.

Management of the Company, in conjunction with the Audit Committee, has established policies and procedures by which all complaints or concerns can be reported by directors, officers, employees, consultants and contractors of the Company and its subsidiaries and third parties regarding instances of misconduct including illegal or unethical behaviour, fraudulent activities, and violation of Company policies, particularly with respect to accounting, internal accounting controls or auditing matters, without fear of victimization, subsequent discrimination or disadvantage and are properly investigated, documented and brought to an appropriate resolution in a timely manner.

The Audit Committee is responsible for assisting the Board of Directors in reviewing and evaluating the Code of Business Conduct and Ethics and the Code of Ethics (the “Codes”) periodically, reviewing the system that the Company’s management will establish to enforce the Codes and reviewing management’s monitoring of the Company’s compliance with the Codes.

The full texts of the Codes are available on the Company’s website at www.canadagoose.com and SEDAR profile at www.sedar.com.

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Diversity

The Nominating and Governance Committee believes that having a diverse Board of Directors can offer a breadth and depth of perspectives that enhance the Company’s performance. The Nominating and Governance Committee values diversity of abilities, experience, perspective, education, gender, background, race and national origin. Recommendations concerning director nominees are based on merit and past performance as well as expected contribution to the Board of Director’s performance and, accordingly, diversity is taken into consideration. Currently, the Company has two women on its Board of Directors, being 25% of the 8 directors.

The Company similarly believes that having a diverse and inclusive organization overall is beneficial to the Company’s success, and the Company is committed to diversity and inclusion at all levels of its organization to ensure that the Company attracts, retains and promotes the brightest and most talented individuals. The Company has recruited and selected senior management candidates that represent a diversity of business understanding, personal attributes, abilities and experience. Currently, four out of 14 members (or approximately 28.6%) of the Company’s senior management team are women.

The Company does not currently have a formal policy for the representation of women on the Board of Directors or senior management team. The Nominating and Governance Committee and senior management team takes gender and other diversity representation into consideration as part of their overall recruitment and selection process. The Company has not adopted targets for gender or other diversity representation in part due to the need to consider a balance of criteria for each individual appointment.

The Company anticipates that the composition of the Board of Directors will in the future be shaped by the selection criteria to be developed by the Board of Directors and Nominating and Governance Committee, ensuring that diversity considerations are taken into account in senior management, monitoring the level of women representation on the Board of Directors and in senior management positions, continuing to broaden recruiting efforts to attract and interview qualified female candidates, and committing to retention and training to ensure that the Company’s most talented employees are promoted from within the Company’s organization, all as part of the Company’s overall recruitment and selection process to fill board or senior management positions as the need arises and subject to the rights of the Company’s principal shareholders under agreements with the Company.

Investor Rights Agreement

Bain and DTR LLC have certain rights to designate members of the Board of Directors pursuant to the Investor Rights Agreement, which provides that the Principal Shareholders party thereto at the relevant time to elect members of the Board of Directors in accordance with the provisions thereof.

The Bain Capital Entity is now entitled to designate 30% of directors (rounding up to the next whole number) for so long as it holds at least 20% of the number of Subordinate Voting Shares and Multiple Voting Shares outstanding, provided that this percentage will be reduced (i) to the greater of one director or 10% of directors (rounding up to the next whole number) once the Bain Capital Entity holds less than 20% of the Subordinate Voting Shares and Multiple Voting Shares outstanding, and (ii) to none once the Bain Capital Entity holds less than 5% of the Subordinate Voting Shares and Multiple Voting Shares outstanding. For so long as the Bain Capital Entity has a right to designate one or more directors under the Investor Rights Agreement, the Bain Capital Entity is entitled to designate one director for appointment to each committee of the Board of Directors, subject to applicable law and the rules of the NYSE and TSX.

DTR LLC is now entitled to designate one director for as long as it holds 5% or more of the Subordinate Voting Shares and Multiple Voting Shares outstanding.

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In accordance with the terms of the Investor Rights Agreement, the Nomination and Governance Committee is charged under its charter with selecting candidates for election as directors other than the nominees designated by the Principal Shareholder pursuant to the Investor Rights Agreement, including replacements for designees of the Bain Capital Entity and Dani Reiss, as and when they lose the right to designate a member of the Board of Directors under the Investor Rights Agreement.

Majority Voting Policy

In accordance with the requirements of the TSX, the Board of Directors has adopted a majority voting policy to the effect that a nominee for election as a director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders will be expected to offer to tender his or her resignation to the Chairman of the Board of Directors promptly following the meeting of shareholders at which such director was elected. The Nominating and Governance Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will promptly accept the resignation unless it determines, in consultation with the Nominating and Governance Committee, that there are exceptional circumstances that should delay the acceptance of the offer to resign or justify rejecting it. The Board of Directors will make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A director who tenders a resignation pursuant to the majority voting policy will not participate in any meeting of the Board of Directors or the Nominating and Governance Committee at which the resignation is considered. The majority voting policy applies for uncontested director elections, being elections where (a) the number of nominees for election as director is the same as the number of directors to be elected, as determined by the Board of Directors, and (b) no proxy materials are circulated in support of one or more nominees who are not part of the director nominees supported by the Board of Directors.

Advance Notice Requirements for Director Nominations

The Company’s articles contain certain advance notice provisions with respect to the election of directors (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide the Company notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the “Notice Date”) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of a majority of the outstanding Shares.

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Forum Selection

The Company’s articles include a forum selection provision that provides that, unless the Company consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers, or other employees to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or the Company’s articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among the Company’s, the Company’s affiliates and their respective shareholders, directors and/or officers, but excluding claims related to the Company’s business or such affiliates. The forum selection provision also provides that the Company’s security holders are deemed to have consented to personal jurisdiction in the Province of Ontario and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions.

Limitation of Liability and Indemnification

Pursuant to the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an “indemnifiable person”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him, her or it in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement.

As permitted by the BCBCA, the Company’s articles require the Company to indemnify its directors, officers, former directors or officers (and such individual’s respective heirs and legal representatives) and permit the Company to indemnify any person to the extent permitted by the BCBCA.

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ADDITIONAL INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors or proposed director nominees, executive officers, employees, former directors, former executive officers or former employees of the Company or any of its subsidiaries, and none of their associates, is or has, at any time since the filing of the Company’s registration statement with the SEC in connection with the IPO, been indebted to the Company or any of its subsidiaries. Additionally, the Company or any of its subsidiaries has not provided any guarantee, support agreement, letter of credit or other similar agreement or understanding in respect of any indebtedness of any such person to any person or entity, except for routine indebtedness as defined under applicable securities legislation.

Interest of Certain Persons and Companies in Matters to be Acted Upon

No director, proposed director nominee or officer of the Company, or any person who has been a director or officer of the Company at any time since the beginning of the Company’s last fiscal year, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than as set forth herein.

Interest of Informed Persons in Material Transactions

No informed persons of the Company, proposed director, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction in the last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, other than as set forth herein or in the Annual Report.

Available Information

Additional information about the Company, including the Annual Report, the 2018 Financial Statements and the 2018 MD&A are accessible on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on the Company’s website at investor.canadagoose.com, or by contacting Canada Goose by mail at Canada Goose ATTN: Investor Relations, Canada Goose Inc. PO Box 61070 Eglinton\Dufferin RO Toronto, Ontario M6E 5B2; by phone at (416) 780-9850; or by email at IR@canadagoose.com. Shareholders may, upon request made to Mr. David Forrest, General Counsel, Senior Vice President of the Company, at 250 Bowie Avenue, Toronto, Ontario M6E 5B2, receive a hard copy of the 2018 Financial Statements and 2018 MD&A. Shareholders may also obtain a hard copy of the Circular by following the instructions on the notice of availability of proxy materials sent to their attention.

Shareholder Proposals for Next Annual Meeting of Shareholders

The Company received no shareholder proposal for inclusion in this Circular. The Company will include proposals from shareholders that comply with applicable laws in next year’s management information circular for its next annual shareholder meeting to be held in respect of the fiscal year ending on March 31, 2019. Shareholder proposals must be received prior to the close of business on May 9, 2019 and be sent to Mr. David Forrest, General Counsel, Senior Vice President of the Company, at 250 Bowie Avenue, Toronto, Ontario, M6E 5B2.

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Approval by Directors

The contents and the sending to the shareholders of this Circular have been approved by the Board of Directors of the Company.

Dated at Toronto, this 29th day of June, 2018.

Dani Reiss, C.M.

Chairman of the Board of Directors,

President & Chief Executive Officer

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SCHEDULE A

CANADA GOOSE HOLDINGS INC.

MANDATE OF THE BOARD OF DIRECTORS

See attached.

A-1

CANADA GOOSE HOLDINGS INC.

MANDATE OF THE BOARD OF DIRECTORS

CANADA GOOSE HOLDINGS INC.

MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

The Board of Directors (the “Board”) of Canada Goose Holdings Inc., a corporation existing under the laws of British Columbia (the “Company”) is responsible for the stewardship of the Company. Its members (the “Directors”) are elected by shareholders of the Company. The purpose of this Mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

2.	RESPONSIBILITIES AND POWERS OF THE BOARD

Pursuant to applicable laws, in exercising their powers and discharging their duties, Directors must act honestly and in good faith with a view to the best interest of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, both as Directors and as members of the Board Committees. Directors are ultimately accountable and responsible for providing experienced and effective leadership in supervising the management of the business and affairs of the Company, including providing guidance and strategic oversight to management. The responsibilities of the Board include:

Leadership in Corporate Strategy

•	Adopting a strategic planning process, approving, on at least an annual basis, the principal business objectives for the Company, which consider, among other things, the opportunities and risks of the business, and monitoring management’s success in implementing the strategy and achieving its goals.

Management of Risk

•	Identifying the principal risks applicable to the Company, ensuring that procedures are in place for the management of those risks with a view to the long-term viability of the Company and its assets and conducting an annual review of such risks.

Corporate Governance

•	Overseeing the Company’s corporate governance policies and practices and their disclosure in public disclosure documents.

•	Monitoring the size and composition of the Board, determining the appropriate qualifications and criteria for the selection of Board members and overseeing the nomination process for new Directors, in each case subject to the terms of any agreement between shareholders of the Company and the Company.

•	Developing a succession plan for the Directors, including maintaining a list of qualified candidates for Director positions.

•	Developing position descriptions for the Chair of the Board and the Chair of each Board Committee.

•	Developing a process for the regular assessment of the effectiveness and contribution of the Board, the Committees of the Board and the individual Directors.

•	Ensuring that all new Directors receive a comprehensive orientation with respect to the role of the Board and its Committees and nature and operation of the Company’s business as well as the contribution individual Directors are expected to make (including, in particular, the commitment of time and resources that the Company expects from its Directors).

•	Providing continuing education opportunities for all Directors, so that individuals may maintain or enhance their skills and abilities as Directors, as well as ensuring their knowledge and understanding of the Company’s business remains current.

Ethical Standards and Compliance with Rules and Regulations

•	Adopting a Code of Business Conduct and Ethics applicable to Directors, officers and employees of the Company and setting the appropriate “tone at the top”.

•	Satisfying itself of the integrity of the CEO and the other executive officers and ensuring that the CEO and other executive officers create a culture of integrity throughout the organization.

•	Monitoring compliance with the Code of Business Conduct and Ethics (any waivers from the Code of Business Conduct and Ethics that are granted for the benefit of the Company’s Directors or executive officers should be granted by the Board or a Board Committee only).

•	Adopting and monitoring compliance with key corporate policies and procedures designed to ensure that the Company, its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity.

•	Monitoring the implementation of procedures and initiatives relating to corporate social and environmental responsibilities, and health and safety rules and regulations in the organization.

•	Ensuring that there are adequate whistleblower procedures for the Board to be apprised on a timely basis and in sufficient detail of all concerns raised by Directors, officers, employees, consultants and contractors of the Company and external parties regarding instances of misconduct including illegal or unethical behavior, fraudulent activities, and violation of company policies, particularly with respect to accounting, internal accounting controls or auditing matters and that such concerns are properly received, reviewed, investigated, documented and brought to an appropriate resolution. The whistleblower procedures shall make it clear that reports of wrong-doings or suspected wrong-doings can be made confidentially and anonymously (if so desired) without fear of victimization, subsequent discrimination or disadvantage.

Oversight of the CEO and Executives

•	Appointing the Chief Executive Officer (the “CEO”) and developing the corporate goals and objectives that the CEO is responsible for meeting, and reviewing the performance of the CEO against such goals and objectives.

•	Developing, together with the CEO, a position description for the CEO, which includes delineation of management’s responsibilities.

•	Approving the appointment of the senior officers of the Company and the assessment of each senior officer’s contribution to the achievement of the Company’s strategy.

•	Evaluating the performance of the CEO and other executive officers against the objectives established by the Board.

•	Succession planning, including the approval of a succession plan for the CEO and other members of the executive team and senior management, and ensuring that the Company has effective programs in place for leadership development and the appointment, training and supervision of management.

•	Establishing the goals and objectives relevant to the compensation philosophy, overseeing executive compensation and evaluating risks associated with executive compensation and incentive plans.

Monitoring of Financial Performance

•	Approving the Company’s Financial Statements, Management’s Discussion and Analysis, Earnings Press Releases (including financial outlook, future-oriented financial information and other forward-looking information) and other disclosure material filed with the securities commissions.

•	Reviewing and approving annual operating plans, budgets and significant capital allocations and expenditures and periodically receive an analysis of actual results versus approved budgets.

•	Serving as an advisor to management and reviewing and approving major business decisions including material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, and acquisitions and dispositions of material capital assets.

Integrity of Internal Control and Management Information Systems

•	Monitoring internal controls and management information systems, and reviewing related procedures and reporting.

Shareholder Communications and Disclosure

•	Overseeing compliance with disclosure requirements applicable to the Company, including disclosure of material information in accordance with applicable securities laws and stock exchange rules.

•	Adopting a communication policy for the Company and overseeing communications with shareholders, other stakeholders, analysts and the public, including the adoption of measures for receiving feedback from stakeholders and reporting annually to shareholders on its stewardship for the preceding year.

The Board may delegate, subject to applicable laws, responsibility for the day-to-day management of the Company’s business and affairs to the Company’s senior officers and shall supervise such senior officers appropriately.

The Board shall develop formal Authority Guidelines delineating authority retained by the Board and authority delegated to the CEO and the other members of senior management. The Authority Guidelines shall also clearly state matters which should be presented to the Board and its Committees. These matters shall include significant changes to management structure and appointments; strategic and policy considerations; major marketing initiatives; significant agreements, contracts and negotiations; significant finance related; and, other general matters.

The Board may delegate, subject to applicable laws, certain matters it is responsible for to Board Committees, presently consisting of the Audit Committee, the Nominating and Governance Committee and the Compensation Committee. The Board shall appoint from among its members the members of each Board Committee, in consultation with the Nominating and Governance Committee.

All standing Committees will operate pursuant to a written Charter, which sets forth the responsibilities of the Committee and powers that the Committee has. The Charters of all Committees will be subject to periodic review and assessment by each Committee and each Committee shall recommend any proposed charter changes to the Board.

3.	COMPOSITION AND QUALIFICATION

The Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chairman and/or Lead Director, appointing Board Committees and determining Directors’ compensation. While it is appropriate to confer with management on the selection of candidates to be nominated as members of the Board, the ultimate selection shall be determined by the existing independent members of the Board.

The Board and each of its Committees shall be comprised of that number of Directors as shall be determined from time to time by the Board (subject to the terms of any agreement between shareholders of the Company and the Company). The Board and each of its Committees shall include at least the minimum number of “independent” Directors mandated by applicable corporate and securities laws and stock exchange rules, unless otherwise permitted by applicable phase-in rules and exemptions. In determining independence, the Board will consider the definition of independence set forth in applicable laws and regulations, as well as other factors that will contribute to effective oversight and decision-making by the Board.

The Board shall establish formal processes for determining the independence of its members as well as dealing with any conflict of interest situations. Directors shall recuse themselves from a matter where there may be a perception of conflict or a perception that they may not bring objective judgment to the consideration of the matter.

Except for Directors who are also officers of the Corporation, no Director shall receive from the Corporation any compensation other than the fees to which he or she is entitled as a Director of the Company or a member of a Committee. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors. Directors who are also officers of the Corporation shall not be entitled to receive any Directors’ fees or other compensation in respect of their duties as Directors.

The Board shall adopt a majority voting policy to the effect that a nominee for election as a Director of the Company who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall be expected to offer to tender his or her resignation to the Chairman of the Board promptly following the meeting of shareholders. The Nominating and Governance Committee shall consider such offer and make a recommendation to the Board whether to accept it or not. The Board shall promptly accept the resignation unless it determines, in consultation with the Nominating and Governance Committee, that there are exceptional circumstances that should delay the acceptance of the offer to resign or justify rejecting it. The Board shall make its decision and announce it in a press release within 90 days following the applicable meeting of shareholders. A Director who tenders a resignation pursuant to the majority voting policy shall not participate in any meeting of the Board or the Nominating and Governance Committee at which the resignation is considered.

In connection with the nomination or appointment of individuals as Directors, the Board is responsible for:

a)	Considering what competencies and skills the Board should possess

b)	Assessing what competencies and skills each existing Director possesses

c)	Considering the diversity of candidates (abilities, experience, perspective, education, gender, background, race and national origin) particularly with respect to the representation of women on the Board of Directors

d)	Considering the appropriate size of the Board, with a view to facilitating effective decision making

4.	EXPECTATIONS FROM BOARD MEMBERS

In addition to acting honestly and in good faith with a view to the best interest of the Company, and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, the Directors are expected to:

•	Commit the requisite time for all of the Board’s business

•	Make all reasonable efforts to attend all Board and Committee meetings

•	Be sufficiently familiar with the business of Canada Goose, including its financial statements and capital structure, and the risks and competition it faces, to facilitate active and effective participation in the deliberations of the Board and of each of its Committees

•	Know how to read financial statements, and understand the use of financial ratios and other indices for evaluating financial performance

•	Review the materials provided by management in advance of the Board and Committee meetings

•	Advise the Chair of the Nominating and Governance Committee before accepting any new membership on other boards of directors or any other significant commitment involving an affiliation with other related businesses or governmental units. The Company values the experiences Board members bring from other boards on which they serve, but recognizes that those boards may also present demands on a member’s time and availability, and may also present conflicts of interest or other legal issues.

Directors are invited to contact the CEO at any time to discuss any aspect of the Company’s business. While respecting organizational relationships and lines of communication, members of the Board shall have complete access to other members of management. Directors shall be afforded frequent opportunities to meet with the CEO, CFO and other members of management in Board and Committee meetings and in other formal or informal settings.

5.	MEETINGS

A Chair of the Board shall be appointed by the Board by majority vote.

The Board shall hold regularly scheduled meetings and such special meetings as circumstances dictate. Meetings of the Board will be held at such times and places as the Chair may determine. Committee meetings may be held in person or telephonically.

A. Holding and Recording Meetings

The Chair, if present, will act as the chair of meetings. If the Chair is not present at a meeting, the Directors will appoint another Director to act as Chair of the meeting. The person acting as the Corporate Secretary of the Company (the “Secretary”) will be the Secretary of all meetings and will maintain minutes of all meetings and deliberations of the Board. If the Secretary is not in attendance at any meeting, the Board will appoint another person who may, but need not, be a Director to act as the Secretary of that meeting.

At each regular Board meeting, each Committee that held a meeting subsequent to the last Board meeting and prior to the current Board meeting shall present a brief summary of its Committee meeting to the Board, including the principal subjects discussed and the conclusions and actions of the Committee. In general, the Chairman of the appropriate Committee will present such report.

Subject to any agreement between the shareholders of the Company:

a)	A majority of Directors will constitute a quorum for a meeting of the Board

b)	Each Director will have one vote and decisions of the Board will be made by an affirmative vote of the majority

c)	The Chair will not have a deciding or casting vote in the case of an equality of votes

d)	The powers of the Board may also be exercised by written resolutions signed by all Directors

The Board may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Board.

The independent Directors will consider, on the occasion of each meeting, whether an in camera meeting without the non-independent directors and members of management would be appropriate and that they will hold an in camera meeting without the non-independent directors and members of management where appropriate. When the Chair is not an independent Director, the Lead Director or an independent Director shall chair the executive sessions and forward as appropriate to the Chair and to the CEO questions, comments or suggestions made at in camera meetings.

B. Agenda and Notice

In advance of every meeting of the Board, the Chair, with the assistance of the Secretary, will prepare and distribute to the Directors and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Board may require officers and employees of the Company to produce such information and reports as the Board may deem appropriate in order for it to fulfill its duties.

C. Confidentiality

Subject to the terms of any agreement between shareholders of the Company and the Company, Directors shall maintain the absolute confidentiality of the deliberations and decisions of the Board and its Committees and information received at any meeting, except as may be required by law or as may be determined, from time to time, by the Board, or if the information is publicly disclosed by the Company.

6.	LIMITATIONS ON BOARD’S DUTIES

Each of the Board and its Committees shall discharge its responsibilities, and Directors shall assess the information provided by management and any external advisors, including the external auditor, in accordance with their business judgment. Directors are entitled to rely, absent knowledge to the contrary, on the integrity of the persons and organizations from whom they receive information, the accuracy and completeness of the information provided, and representations made by management as to any audit or non-audit services provided by the external auditor.

In contributing to the Board’s discharge of its duties under this Mandate (including, without limitation, through involvement with any standing or special Committee of the Board), each Director shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Mandate is intended or may be construed as imposing on any Director a standard of care or diligence that is in any way more onerous or extensive than the standard to which the Directors are subject under applicable law. This Mandate is not intended to change or interpret the articles of the Company or any federal, provincial or state law, regulation or rule or stock exchange rule to which the Company is subject, and this Mandate should be interpreted in a manner consistent with all such applicable laws, regulations and rules.

The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively. The terms contained herein are not intended to give rise to civil liability on the part of the Company or its Directors or Officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

7.	ACCESS TO INFORMATION AND AUTHORITY

The Board shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Board may request that any officer or other employee of the Company or any advisor to the Company meet with the Board and its advisors, as it deems necessary to carry out its responsibilities.

The Board has the authority to retain, at the Company’s expense, independent legal, financial, compensation consulting and other advisors, consultants and experts, to assist the Board in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms, provided such engagement is first approved by the Chair.

8.	REVIEW OF MANDATE

The Board will annually review and assess the adequacy of this Mandate. The Board may, from time to time, amend this Mandate.

SCHEDULE B

CANADA GOOSE HOLDINGS INC.

CHARTER OF THE AUDIT COMMITTEE

See attached.

B-1

CANADA GOOSE HOLDINGS INC.

AUDIT COMMITTEE CHARTER

CANADA GOOSE HOLDINGS INC.

AUDIT COMMITTEE CHARTER

1.	PURPOSE

The Audit Committee (the “Committee”) shall be established by resolution of the Board of Directors (the “Board”) of Canada Goose Holdings Inc., a corporation existing under the laws of British Columbia (the “Company”).

The Committee is responsible for:

a)	Assisting the Board in fulfilling its oversight responsibilities as they relate to the Company’s accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:

•	Monitoring the integrity of the Company’s financial statements, corporate accounting and financial reporting processes and financial information that will be provided to shareholders and others

•	Reviewing the Company’s compliance with certain legal and regulatory requirements

•	Evaluating the independent auditors’ qualifications and independence

•	Monitoring the performance of the Company’s internal audit function and the Company’s independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services

b)	Providing an open avenue of communication among the independent auditors, financial and senior management and the Board.

c)	Annually evaluating the performance of the Committee.

While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is oversight. The Committee is not responsible for planning or conducting the audit or determining whether the Company’s financial statements are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of the Company’s independent auditors and management. The Committee has direct responsibility for the appointment, compensation, oversight and replacement, if necessary, of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting, and any other registered public accounting firm with respect to which the Committee is required to have such responsibility.

The Committee and each of its members shall be entitled to rely on:

a)	The integrity of those persons and organizations within and outside of the Company from which it receives information

b)	The accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board)

c)	Representations made by management as to any audit and non-audit services provided by the independent auditors to the Company.

2.	COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least three Directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chairman of the Committee. If a Chairman is not so appointed, the members of the Committee may elect a Chairman by majority vote. Committee members may be removed by the Board in its discretion.

Unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee shall meet the ‘independence’ requirements of Section 10A-3 of the Securities Exchange Act of 1934, as amended, the New York Stock Exchange (“NYSE”) and all other applicable laws and regulations. The Committee may avail itself of any phase-in compliance periods available to the Company that are afforded by applicable rules of the NYSE, and all other applicable laws and regulations. The Committee may also avail itself of exemptions available to U.S. listed issuers under National Instrument 52-110 Audit Committees of the Canadian Securities Administrators.

All members of the Committee must be able to read and understand financial statements, including a balance sheet, income statement and cash flow statement. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall, be an “audit committee financial expert” as defined by the Securities and Exchange Commission (the “SEC”) or otherwise have accounting or related financial management expertise as interpreted by the Board in its business judgment.

A Committee member invited to sit on another public company’s audit committee must notify the Board. If a Committee member or proposed Committee member simultaneously serves on the audit committees of two other public companies, the Board must determine whether or not such simultaneous service would impair the ability of such member to effectively serve on the Committee.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors.

3.	MEETINGS

The Committee shall meet as frequently as the Chairman of the Committee deems appropriate subject to the provisions of this Charter. The Committee may meet with the independent auditors, internal auditors, and management separately, to the extent the Committee deems necessary and appropriate.

A. Frequency

The Committee shall hold regularly scheduled meetings at least quarterly and such special meetings as circumstances dictate. The Chair of the Committee, any member of the Committee, the independent auditors, the Chairman of the Board, the Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”) may call a meeting of the Committee by notifying the Company’s Corporate secretary, who will notify the members of the Committee.

B. Agenda and Notice

The Chairman of the Committee shall establish the meeting dates and the meeting agenda. The Chairman of the Committee or the Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

C. Holding and Recording Meetings

Committee meetings may be held in person or telephonically. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

D. Quorum

A majority of the members of the Committee shall constitute a quorum.

E. Executive Sessions

The Committee will meet periodically (not less than annually) in separate executive sessions with each of the Chief Financial Officer or any other executive officer, the principal accounting officer and/or the senior internal auditing executive (or any other personnel responsible for the internal audit function), and the independent auditors.

4.	COMPENSATION

The compensation of Committee members shall be determined by the Board.

5.	RESPONSIBILITIES OF THE COMMITTEE

A. System of Financial Controls

The Committee shall oversee the process by which management shall design, implement, amend, maintain, and enforce a comprehensive system of financial controls (including the right internal and external people and resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the Company’s books and records with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and sound business practices, as well as protecting the value of the Company’s assets and safeguarding the credibility of its brand, employees, management team, Board, and shareholders.

System of financial controls will embody the adoption of best practices in financial controls and foster honesty, integrity, accuracy, and transparency in all aspects of the Company. Best practices include but are not limited to: setting the right tone at the top; active review of business performance by executive management, with regular reporting to and oversight by the Board; an accurate, stable and reliable general ledger; a robust internal audit function; unambiguous compliance with IFRS; and full transparency and ongoing dialogue with the Board, management and external auditors. Such system shall also incorporate the principals contained within the Code of Ethics for the Chief Executive Officer and Senior Financial Officers and the Company’s Code of Business Conduct and Ethics, as adopted by the Board.

B. Annual Audit Review

The Committee shall review and discuss the annual audited financial statements including the independent auditors’ audit and audit report thereon, and the annual Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the independent auditors. In connection with such review, the Committee will:

•	Review the scope of the audit, the audit plan and the audit procedures utilized.

•	Review with the independent auditors any audit problems or difficulties encountered during their audit, including any change in the scope of the planned audit, any restrictions placed on the scope of the audit or access to requested information, and any significant disagreements with management, and management’s response to such problems or difficulties.

•	Resolve any differences in financial reporting between management and the independent auditors.

•	Review with management, internal auditors, and the independent auditors, the adequacy of the Company’s internal controls, including information systems controls and security and bookkeeping controls and any significant findings and recommendations with respect to such controls.

•	Review reports required to be submitted by the independent auditors concerning:

•	All critical accounting policies and practices used in the preparation of the Company’s financial statements.

•	All alternative treatments of financial information within IFRS that have been discussed with management, ramifications of such alternatives, and the accounting treatment preferred by the independent auditors.

•	Any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

•	Review and discuss the integrity of the annual audited Company financial statements and quarterly financial statements with management and the independent auditors, including the notes thereto and all matters required by applicable auditing standards, and the written disclosures required by applicable auditing standards regarding the independent auditors’ independence.

•	Review and discuss:

•	Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies.

•	Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative IFRS methods on the financial statements and the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

•	Inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure. Such risks and exposures include, but are not limited to, threatened and pending litigation, claims against the Company, tax matters, regulatory compliance and correspondence from regulatory authorities, and environmental exposure.

•	Discuss policies and procedures concerning earnings press releases and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro forma” and “adjusted” or other non-IFRS information), as well as financial information and earnings guidance provided to analysts and rating agencies.

C. Quarterly Reviews

Review and discuss the quarterly financial statements and the quarterly Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the internal auditors, and the independent auditors, together with the independent auditors’ review thereof pursuant to professional standards and procedures for conducting such reviews, as established by IFRS and applicable securities laws. In connection with the quarterly reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure.

D. Other Financial Information

Review and discuss with management, where appropriate, financial information contained in any prospectuses, annual information forms and Form 20-F, annual reports to shareholders, management proxy circulars, material change disclosure and Form 6-K of a financial nature and similar disclosure and other documents prior to the filing or public disclosure of such documents or information.

E. Oversight of Independent Auditors

The Company’s independent auditors shall report directly to and are ultimately accountable to the Committee. In connection with its oversight of the performance and independence of the independent auditors, the Committee will:

•	Have the sole authority and direct responsibility to appoint, retain, compensate, oversee and replace (subject to shareholder approval, if deemed advisable by the Board or if required under applicable law) the independent auditors.

•	Have authority to approve the engagement letter and all audit, audit-related, tax and other permissible non-audit services proposed to be performed by the independent auditors and the related fees for such services in accordance with the Audit and Non-Audit Services Pre-Approval Policy.

•	Obtain confirmation and assurance as to the independent auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and shall take appropriate action in response to the independent auditors’ report to satisfy itself of their independence.

•	At least annually, obtain and review a report by the independent auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

•	Meet with the independent auditors prior to the annual audit to discuss planning and staffing of the audit.

•	Review and evaluate the performance of the independent auditors, as the basis for a decision to reappoint or replace the independent auditors.

•	Set clear hiring policies for employees or former employees of the independent auditors, including but not limited to, as required by all applicable laws and listing rules.

•	Assure regular rotation of the lead audit partner, as required by the Act, and consider whether rotation of the independent auditors is required to ensure independence.

F. Oversight of Internal Audit

In connection with its oversight responsibilities, the Committee shall have authority over and direct responsibility for the internal audit function at the Company at all times. In the Committee’s discretion, the internal audit function may be outsourced to a third-party vendor, provided that such vendor follows the standards and guidelines established by the Committee. The head of the internal audit function (or the third-party vendor providing internal audit function support, if applicable) will report directly to the Committee or its designee. The head of the internal audit function or the relationship manager of the vendor providing internal audit function support, as applicable, shall report at least annually to the Committee regarding the internal audit function’s organizational structure and personnel.

In overseeing internal audit, the Committee will:

•	Review the appointment or replacement of the senior internal auditing executive, if any, or, if outsourced, the third-party vendor providing internal audit services.

•	Review, in consultation with management, the independent auditors and the senior internal auditing executive, if any, the plan and scope of internal audit activities.

•	Review internal audit activities, budget and staffing.

•	Review significant reports to management prepared by the internal auditing department and management’s responses to such reports.

G. Disclosure Controls & Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”)

•	Monitor and review the Company’s Disclosure Policy and the Mandate of its Disclosure and Policy Compliance Committee, on an annual basis.

•	Receive and review the quarterly report of the Disclosure and Policy Compliance Committee on its activities for the quarter.

•	On a quarterly basis, review management’s assessment of the design effectiveness of the Company’s DC&P and ICFR including any significant control deficiencies identified and the related remediation plans.

•	Review management’s assessment of the operating effectiveness of the Company’s DC&P (quarterly) and ICFR (annually) including any significant control deficiencies identified and the related remediation plans.

•	Review and discuss any fraud or alleged fraud involving management or other employees who have a role in Company’s ICFR and the related corrective and disciplinary actions to be taken.

•	Discuss with management any significant changes in the ICFR that are disclosed, or considered for disclosure on a quarterly basis.

•	Review and discuss with the CEO and the CFO the procedures undertaken in connection with the CEO and CFO certifications for the annual and interim filings with the securities commissions.

H. Risk Assessment and Risk Management

The Committee shall discuss the Company’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management, including derivative policies, insurance programs and steps management has taken to monitor and control major business, operational and financial risks.

I. Ethical Standards

The Committee shall establish, maintain and oversee the Company’s Code of Business Conduct and Ethics, and the Code of Ethics for the Chief Executive Officer and Senior Financial Officers (the “Codes”), including dealing with issues that may arise under the Codes related to executive officers and Directors of the Company. The Committee shall be responsible for reviewing and evaluating both Codes periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Committee shall also assist the Board with the monitoring of compliance with the Codes and consider any waivers of the Codes (other than waivers applicable to the Directors or executive officers, which shall be subject to review by the Board as a whole).

J. Related Party Transactions

The Committee shall review and approve related-party transactions or recommend related-party transactions for review by independent members of the Board.

K. Submission of Complaints

The Committee shall establish procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (b) the confidential, anonymous submission by Directors, officers, employees, consultants and contractors of the Company of concerns regarding questionable accounting or auditing matters and (c) the investigation of such matters with appropriate follow-up actions.

L. Legal Compliance

On at least an annual basis, the Committee shall review with the Company’s legal counsel and management, all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, license or concession defaults or notifications, health and safety violations or environmental issues, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements.

M. Regulatory Developments

The Committee shall monitor and provide reports to the Board with respect to developments in accounting rules and practices, income tax laws and regulations, and other regulatory requirements that affect matters within the scope of the Committee’s authority and responsibilities.

N. Other Responsibilities

The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6.	COMMITTEE ADMINISTRATIVE MATTERS

A. Independent Advisors

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal, accounting or other advisors to carry out its responsibilities.

B. Funding

The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors or any other registered public accounting firm engaged for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company; to any other advisors engaged by the Committee; and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

C. Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

D. Reports to Board of Directors

The Committee shall report regularly to the Board with respect to Committee activities and its conclusions with respect to the independent auditors, with recommendations to the Board as the Committee deems appropriate.

E. Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of the Committee’s Charter.

F. Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of auditing, accounting, regulatory and industry issues applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company’s business, their responsibilities and the Company’s financial reporting and accounting practices.

G. Review of This Charter

The Committee shall review and reassess annually the adequacy of this Committee Charter and recommend any proposed changes to the Board.

H. Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee’s performance.

VIRTUAL AGM USER GUIDE

Getting Started

This year’s annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer.

By participating online, you will be able to view a live webcast the of meeting, ask the Directors questions online and submit your votes in real time.

As usual, you may also provide voting instructions before the meeting by completing the form of proxy or voting information form that has been provided to you.

In order to participate online:

Before the meeting:

1.	Check that your browser for whichever device you are using is compatible. Visit web.lumiagm.com/224647657 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Internet Explorer 11, Edge or Firefox.

2.	Gather the information you need to access the online meeting:

Meeting ID: 224-647-657

Password: CanadaGoose2018

To log in, you must have the following information:

Registered Holders

The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name. If you have appointed a 3rd party, register the appointment at computershare.com/CanadaGoose.

Appointed Proxy

The user name will be provided by Computershare via email, provided your appointment has been registered.

Important Notice for Non-Registered Holders:

Non-registered holders (shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy.

CIS21801 JUN2018

Computershare

3 Once logged in, you will see the home page, which displays the meeting documents and information on the meeting.

Icons will be displayed in different areas, depending on the device you are using.

Your Company
Your Company
Annual General Meeting

4 To view proceedings you must tap the broadcast arrow ^ on your screen.

Toggle between the up and down arrow ^ to view another screen.

TO VOTE

5 When the Chair declares the poll open:

- A voting icon will appear on your device and the Meeting Resolutions will be displayed.
- To vote, tap one of the voting options. Your response will be highlighted.

The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen.

NOTE: Votes may be changed up to the time the chair closes the poll.

TO ASK QUESTIONS

6 Tap on the Questions icon then **press the + button** to submit a question.

Compose your question and select the send icon ➤.

Confirmation that your message has been received will appear.

Your Company
Your Company
Annual General Meeting

NOTE: On some devices, in order to vote, you may need to minimize the webcast by selecting the arrow ^ in the broadcast bar. Audio will still be available. To return to the webcast after voting, select the arrow again.